UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

LIFELOC TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Colorado	84-1053680
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

12441 West 49th Ave., Unit 4, Wheat Ridge, Colorado 80033
(Address of principal executive offices and zip code)

(303) 431-9500
(Registrant’s telephone number, including area code)

with copies to:

Lester R. Woodward
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
Telephone: (303) 892-9400

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

    This registration on Form 10 contains forward-looking statements that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.  Forward-looking statements are only predictions and are not guarantees of performance.  These statements are based on our management’s beliefs and assumptions, which in turn are based on their interpretation of currently available information.

    These important factors that may cause actual results to differ from our forward-looking statements include those that we discuss under the heading “Risk Factors.” You should read these risk factors and the other cautionary statements made in this registration statement on Form 10 as being applicable to all related forward-looking statements wherever they appear.  We cannot assure you that the forward-looking statements in this registration statement on Form 10 will prove to be accurate.  Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.  You should read this registration statement completely.  Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

    Except as otherwise indicated or where the context otherwise requires, the terms “Lifeloc,” “we,” “our,” “ours,” “us,” and the “Company” as used in this registration statement refer to Lifeloc Technologies, Inc.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

    When this registration statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission (the “SEC”). You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the Web site maintained by the SEC at http://www.sec.gov.

    Our Internet website address is http://www.lifeloc.com. Information contained in our website does not constitute part of this registration statement. When this registration statement is effective, we will make available, through a link to the SEC’s Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports). To receive paper copies of our SEC filings, please contact us by mail at 12441 West 49th Avenue, Unit 4, Wheat Ridge, Colorado 80033-3338 or by telephone at (303) 431-9500.

Item 1.  Business

Overview

    Lifeloc is a Wheat Ridge, Colorado based  developer, manufacturer and marketer of portable hand-held breathalyzers and related supplies and education.  We design, produce and sell fuel-cell based breath alcohol testing equipment.  We compete in all major segments of the portable breath alcohol testing instrument market, including law enforcement, workplace, corrections, original equipment manufacturing (“OEM”) and consumer markets. In addition, we offer a line of supplies, accessories, services, and training to support customers’ alcohol testing programs. We sell globally through distributors and sales agents, as well as directly to users.

    In 2001, we completed and released for sale the FC Series, designed for the law enforcement and corrections markets.  The FC Series is approved by the U.S. Department of Transportation (“DOT”) as an evidential roadside breath tester, making it suitable for sale to state law enforcement agencies for preliminary roadside breath alcohol testing. The FC Series offers users a precision instrument which is easy to use, reliable and accurate. It is readily adaptable to the specific requirements and regulations of domestic and international markets. The FC Series is currently sold worldwide.

    In 2005 and 2006, we introduced two new models for the workplace market: the EV30 and Phoenix 6.0. Like their predecessor, the Phoenix Classic, these instruments are also DOT approved. The DOT’s specifications support the DOT’s workplace alcohol testing programs, including those applicable to workplace alcohol testing for the federally regulated transportation industry.

    We also sell breath alcohol equipment components that we manufacture for other original equipment manufacturers for inclusion as subassemblies or components in their breath alcohol testing devices.

    In late 2009, Lifeloc released the LifeGuard Personal Breathalyzer,  a personal alcohol breath tester that incorporates the same fuel-cell technology used in our professional devices. LifeGuard is one of the first fuel-cell based personal breathalyzers available. Intended for the global consumer breathalyzer market, LifeGuard is sold direct to consumers in the U.S. and marketed through distributors worldwide.  Prior to sale in the U.S., all consumer breathalyzers, such as LifeGuard, are required by law to be tested and to receive 510(k) clearance from the Food and Drug Administration (“FDA”) as Class I medical devices, which means the device is substantially equivalent in performance and safety to other currently marketed consumer breathalyzers.  LifeGuard received this FDA clearance in 2009.

    Lifeloc incorporated in Colorado in December 1983 and has been privately owned since that time.  Our fiscal year end is December 31.  Our principal executive offices are located at 12441 West 49th Avenue, Unit 4, Wheat Ridge, Colorado 80033-3338.  Our telephone number is (303) 431-9500.  Our websites are www.lifeloc.com and www.lifeguardbreathtester.com. Information contained on our websites does not constitute part of this registration statement.

Principal Products and Services and Methods of Distribution

    In 1989, we introduced our first breath alcohol tester, the PBA3000. Our Phoenix Classic was completed and released for sale in 1998, superseding the PBA3000. In turn, the Phoenix Classic has been superseded by our FC Series and Workplace Series of portable breath alcohol testers. Neither the PBA3000 nor the Phoenix Classic is actively sold today.

    In 2001, we completed and released for sale an additional product line, our new FC Series, designed specifically for the law enforcement and corrections markets. The FC Series of portable breath alcohol testers are currently being sold worldwide, having contributed to our growth since their introduction. The FC Series is designed to meet the needs of domestic and international law enforcement for roadside drink/drive testing and post-arrest parolee testing.

    In 2005 and 2006, we introduced two new models, the EV30 and Phoenix 6.0, which constitute our Workplace Series of testing devices.  We also sell supplies used in alcohol testing, such as mouthpieces used by our breathalyzers, as well as forms and labels used for record keeping, and calibration products for user re-calibration of our devices.  We offer optional service agreements on our equipment, re-calibration services, and spare parts, and we sell supporting instrument training and user certification training to our workplace customers.

    In 2006, we commenced selling breath alcohol equipment components that we manufacture to other original equipment manufacturers (“OEMs”) for inclusion as subassemblies or components in their breath alcohol testing devices.

    In 2009, we released for sale LifeGuard, a personal breath tester that incorporates the fuel-cell based technology employed in our FC series.  LifeGuard is sold direct to consumers in the U.S. via our web site (www.lifeguardbreathtester.com), and through distributors worldwide.

Competition and Markets

    We sell our products in a highly competitive market and we compete for business with both foreign and domestic manufacturers.  Most of our current competitors are larger and have substantially greater resources than we do.  In addition, there is an ongoing risk that other domestic or foreign companies who do not currently service or manufacture products for our target markets may seek to produce products or services that compete directly with ours.

    We believe that competition for sales of our alcohol monitoring products and services is based on product performance, product delivery, quality, service, training, price, device reliability, ease of use and speed.  We sell certain of our components to customers for incorporation into their own product lines and for resale under their own name.  We believe that, while our resources are more limited than those of our competitors, we will continue to compete successfully on the basis of product innovation, quality, reputation and continued customer service excellence.

    Workplace testing represented approximately 39% of our sales in 2010; we believe this sales mix will continue approximately as it has in the past.  The other large markets for us in 2010 comprised approximately 20% each:  law enforcement and corrections, international sales, and OEM.  We are unable to estimate our market penetration as there is little market size information available.

    One leading competitor is Intoximeters, Inc. of St. Louis, Missouri, a long-established company with strong name recognition in the field of alcohol testing.  It has well established sales channels, a large customer base, and a broad product line.  CMI of Owensboro, Kentucky, another major competitor, also has a well established name, strong position in stationary units used in police work, and international market coverage.  Draegerwerk AG & Co. KGaA (“Draeger”), based in Germany, manufactures safety and gas testing equipment.  Its breath alcohol testers are respected for their quality and performance.

    In addition, other technologies for the measurement of breath alcohol exist and are employed in other market and application segments where the technology may be more suitable or developed to the specific requirements. These include:

•
Infrared devices – use infrared light absorption to detect breath alcohol.  These devices generally lack portability, and are usually found in fixed locations, such as police stations, where subjects are brought for testing.  This technology has the advantage of being mandated by law in most states for evidential use in breath testing.

•
Semi-conductor breath testing technology – used primarily in consumer breathalyzers.  Its primary advantage is low cost, but the technology is not widely accepted by professional users as being as accurate as fuel cell technology.

•	Chemical tests – based on urine testing. This approach to alcohol testing is more intrusive, less convenient than breath testing, and requires subsequent analysis by trained technicians for results.

•
Blood alcohol tests – require blood samples.  These tests are widely believed to be the most accurate form of alcohol testing because they measure blood alcohol content directly from a sample of the subject’s blood.  However, the results are not instantaneous and the tests are more intrusive than breath alcohol testing.

Marketing

    Marketing activities associated with our business include the communication of our value proposition through direct mail, direct and indirect sales channels, trade shows and an information-rich online presence.  We sell our products to the workplace and law enforcement markets primarily through distributors and sales agents, while we sell our corrections and consumer products directly to the end user and our OEM products directly to manufacturers. Leveraging our installed base is important, as is maintaining a well trained distributor network.  In 2009, we revised our workplace distributor program to place additional emphasis on volume incentives for growth in the form of a rebate program which is available to workplace distributors who sell a minimum of $25,000 in a calendar year. Under the program distributors receive a progressively greater percentage rebate based on the dollar sales they generate. We believe this program helped incentivize our distributors to achieve a higher level of sales than would otherwise be the case.

    In April 2011 we agreed to lend $125,000 to a recently formed company, Tipping Point, Inc. (“TPI”), for the purpose of implementing a mobile breath testing service.  TPI is a new venture unaffiliated with us, and will significantly impact neither our sales nor our sales and marketing efforts in the near term.  Our primary reason for making this loan was the ability to earn 10% interest per annum over three years, while helping to grow a business that may have the potential to become a significant customer.

Domestic Distribution

    We rely on one manufacturers’ representative agency, Crossco Manufacturers Representatives, Inc. (“Crossco”), for the majority of our sales to the law enforcement market in the western U.S., which covers Washington, Oregon, California, Nevada, Wyoming, Utah, Colorado, Arizona, New Mexico, Alaska, and Hawaii (the “Western Region”).  A copy of our agreement with Crossco is attached as an exhibit to this registration statement. In 2010, these states generated approximately 25% of our total law enforcement business.  In the rest of the U.S., we sell directly to law enforcement consumers, and in 2010, modest unit sales were made in nearly every state outside of the Western Region.

    Our sales into the corrections market are most often made directly to customers.

    The majority of our sales into the workplace market are made through distributors located in various areas in the U.S.  Sales are made by these distributors pursuant to agreements that renew automatically each year unless terminated by either party with advance notice, and such agreements typically grant protected lead generation areas. Our Form of Standard Distribution Agreement is attached as an exhibit to this registration statement.

International Distribution

    Based on reports from our international distributors, we believe that many countries around the world are instituting tougher alcohol abuse prevention laws, strengthening the enforcement of current laws, or both. These laws set limits on the amount of alcohol an individual may have in the blood at specific times (e.g., while driving or during safety-sensitive work activities), or at any time for certain parolees and probationers.  Over 90% of our international sales for all product lines are made by local distributors, who are given territories pursuant to agreements that renew automatically each year unless terminated by either party with advance notice.  Lifeloc has sold instruments to customers in 39 countries on six continents worldwide.

Research and Development

    We believe that our future success depends to a large degree on our ability to conceive and develop new alcohol detection and measurement products and related services that (1) open new markets to Lifeloc, (2) enhance the performance of our current products and (3) lower our costs or otherwise improve our methods of manufacture. Accordingly, we expect to continue to invest in research and development. We spent $375,683 and $256,361 during 2010 and 2009, respectively, on research and development. The amount spent in 2010 was higher than the amount spent in 2009 because we updated our core workplace and law enforcement product lines as well as customized certain of our devices to meet specific in-country language and procedural requirements. The updates to our core workplace product line included the addition of a Bluetooth wireless printing option for the Phoenix 6.0 allowing our workplace users the convenience of printing their test results without need for a cable between the instrument and the printer. The update to our law enforcement product line included the addition of a passive test feature to our entry-level FC10 testing instrument.  Passive testing is a feature that allows users to rapidly test open drink containers and subjects for the presence of alcohol without the need for a mouthpiece. The addition of passive testing to the FC10 means that this feature is now available across our entire family of law enforcement breathalyzers.

Raw Materials and Principal Suppliers

    A basic component of our instrument product line is the fuel cell, which we obtain from only a few suppliers.  We believe that our demand for this component is small relative to the total supply, and that the materials and services required for the production of our products are currently available in sufficient production quantities and will be available for the foreseeable future.  However, there are relatively few suppliers of the high-quality fuel cell which our breathalyzers require.  Any sudden disruption to the supply of our fuel cells would pose a significant risk to our business. New sources of fuel cells are uncertain at this time and changes to our fuel cells would require approval by the DOT, which could have a material effect on our revenues in the law enforcement and workplace areas.  We purchase most of our fuel cells from Draeger; we have no master agreement with Draeger, and purchase fuel cells as needed pursuant to individual purchase orders.

    To address this concern, on July 1, 2010 we entered into a technology transfer agreement with Fuel-Cell Sensors (“FCS”), an unrelated third-party manufacturer with an established reputation for manufacturing fuel cells.  Pursuant to the technology transfer agreement, we acquired a perpetual-term license to technology that will allow us to manufacture our own fuel cells. We have made three equal lump-sum payments totaling $120,000 to FCS based on achievement of certain milestones in our establishment of successful production facilities. Going forward, we will pay a royalty to FCS based on the year in which the units are sold and the number sold. The agreement can be terminated by either party for cause, or by Lifeloc after three years from the effective date and upon payment of a termination fee. Pursuant to the technology transfer agreement, our goal is to be able to manufacture our own fuel cells commencing in 2011.  The agreement is included as Exhibit 10.5 of this registration statement.

Patents and Trademarks

    We rely, in part, upon patents, trade secrets and proprietary knowledge as well as personnel policies and employee confidentiality agreements concerning inventions and other creative efforts (collectively, “Lifeloc IP”) to develop and to maintain our competitive position. We do not believe that our business is dependent upon any patent, patent pending or license, although we believe that trade secrets and confidential know-how may be important to our commercial success.  No individuals, governmental entities or other companies share ownership or have any rights to any Lifeloc IP.

    We plan to file for patents, copyrights and trademarks in the United States to protect our intellectual property rights to the extent practicable.  We hold the rights to several United States patents and have one patent application pending.  These patents have expiration dates ranging from June 2020 to March 2029.  We are not aware of any infringements of our patents.  We plan to protect our patents from infringement in each instance where we determine that doing so would be economical in light of the expense involved and the level and availability of our financial resources.   While we believe that our pending application relates to a patentable device or concept, the patent may not be issued.

Employees

    As of May 5, 2011, we had 27 full-time employees and one part-time employee.  There were eleven employees in manufacturing, four in engineering/research and development, nine in sales and marketing and four in finance and administration.  We are not a party to any collective bargaining agreements.  We believe our relations with our employees are good.

Customers

    Revenues from our largest customers, as a percentage of total revenues, for fiscal years 2010 and 2009 were as follows:

	2010	2009
Smart Start, Inc.	16%	10%
Customer B	6%	8%
Customer C	4%	4%
All Others	74%	78%
	100%	100%

No other customer accounted for more than 10% of our revenues in fiscal years 2010 and 2009.  At March 31, 2011, receivables included $106,958 (27%) from one customer, and no more than 7% from any other single customer.

Environmental Matters

    Our operations are subject to a variety of federal, state and local laws and regulations relating to the discharge of materials into the environment or otherwise relative to the protection of the environment.  Lifeloc provides cylinders of ethanol in nitrogen (UN1956, Class 2.2) for use in calibrating breath alcohol testers. The gas mixture is a hazardous material as defined by the U.S. Department of Transportation (see 49 CFR 172). We fully comply with the appropriate DOT regulations for the handling and shipment of dry gas containers, as well as all other state or local laws governing the transportation of hazardous materials. The DOT regulations include strict labeling and packaging requirements, as well as requirements pertaining to shipping papers and declaration forms that must be completed by the shipper.  In addition, we provide a Material Safety Data Sheet (“MSDS”) with every tank, and all employees involved in shipping hazardous materials are required to have appropriate certification.   Failure to comply with these regulations could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could have a material impact on our business.

Government Regulation of the Business

    All breath testers sold in the United States explicitly for personal use are regulated as Class I medical devices by the Food and Drug Administration (“FDA”). These devices require premarket clearance by the FDA under Section 510(k) of the Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) before a manufacturer can market them. Specifically, medical device manufacturers are required to submit a premarket notification if they intend to introduce a device into commercial distribution for the first time or reintroduce a device that will be significantly changed or modified to the extent that its safety or effectiveness could be affected. Such change or modification could relate to the design, material, chemical composition, energy source, manufacturing process, or intended use. Lifeloc currently sells one model for personal use, the LifeGuard, and we received FDA 510(k) clearance in 2009, prior to market introduction.  There have been no material changes or modifications in LifeGuard since its initial clearance. All of Lifeloc’s other products are designated for professional use and do not require FDA clearance.  The FDA provides regulations governing the manufacture and sale of our LifeGuard product, and we are subject to inspections by the FDA to determine our compliance with these regulations.  FDA inspections are conducted periodically at the discretion of the FDA.  As of March 31, 2011, we had not been inspected by the FDA; however, we believe we were in substantial compliance with the regulations described above.

    We are also subject to regulation by the United States Department of Transportation and by various state departments of transportation so far as our other products are concerned.  The Omnibus Transportation Employee Testing Act of 1991 requires drug and alcohol testing of safety-sensitive transportation employees in aviation, trucking, railroads, mass transit, pipelines, and other transportation industries. The DOT Office of Drug & Alcohol Policy & Compliance (ODAPC) publishes, implements, and provides authoritative interpretations of these rules.  These regulations cover all transportation employers, safety-sensitive transportation employees, and service agents.  Manufacturers submit devices to the DOT for testing and approval.  Instruments are tested according to their model specifications and, if passed, included on the Conforming Products List of Evidential Devices published periodically in the Federal Register.  Law enforcement applications also require that portable breath testing instruments be included on the DOT Conforming Products List.  Lifeloc’s FC10, FC20, EV30, Phoenix and Phoenix 6.0 are included on the conforming products list.  We believe that we were in substantial compliance with the regulations described above as of March 31, 2011 for our products sold into these markets and states.

International Regulations

    Many countries into which our products are sold recognize the United States DOT Conforming Product list in their selection criteria or have no regulations applicable to the sale of our products.   We do not derive material revenues from countries that do not recognize the United States DOT Conforming Product list in their selection criteria.  In the case of sales into countries that do not recognize the United States DOT Conforming Product list in their selection criteria, our products conform to in-country developed specifications or are not subject to significant government regulation. Australia follows Australian Standard 3547-1997 – Breath Alcohol Testing Devices for Personal Use for law-enforcement uses, and Europe is in the process of adopting and revising British Standard EN 15964 Breath Alcohol Testing Devices Other Than Single Use, also for use in the law enforcement context.  We are not presently certified to Australian or European standards for law-enforcement uses, but may decide at a future date to pursue such certification.

State and Local Regulations

    Portable fuel-cell based technology has been used to show probable cause in the following jurisdictions, based on the individual device’s DOT approval:   Alaska, Arkansas, California, Colorado, Delaware, District of Columbia, Florida, Hawaii, Iowa, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, New York, North Carolina, North Dakota, Pennsylvania, Puerto Rico, Rhode Island, South Dakota, Vermont, Virginia, West Virginia, and Wisconsin.  Courts in Georgia, Maine and Wyoming have also accepted preliminary breath test results from fuel-cell based breathalyzers for probable cause purposes.

    In California, Illinois and Idaho, results of portable fuel cell breath testers are admissible as evidence of intoxication in DUI prosecution. In other states, infra-red technology is considered the standard for evidence of intoxication, because of its ability to perform real-time analysis of the entire breath exhalation thereby giving it the ability to detect interference from mouth alcohol. In those states, portable fuel cell based breath testers are not admissible as evidence of intoxication, although they may still be used to establish probable cause.

Reports to Security Holders

    Upon effectiveness of this registration statement, we intend to comply with the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Section 12(g) of the Exchange Act.  We will file annual, quarterly and other reports with the SEC and, accordingly, will furnish an annual report with audited financial statements to our stockholders.  Copies of this registration statement and all subsequent filings we make with the SEC may be inspected, without charge, at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549, on official business days during the hours of 10 a.m. and 3 p.m.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Copies of this material also should be available through the Internet by using the SEC’s EDGAR Archive, which is located at http://www.sec.gov.  We will also make such material available on our own website, which is located at http://www.lifeloc.com.

Item 1A.   Risk Factors

    The risks described below together with all of the other information included in this registration statement on Form 10 should be considered carefully.  The risks and uncertainties described below and elsewhere in this registration statement are not the only ones we face.  If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer.  In that case the value of our shares could fall and a shareholder could lose all or part of his, her or its investment.

Risks Related to Our Business

The current worldwide economic downturn could have a negative impact on our business, operating results and financial condition.

    If the economic downturn continues, our customers may delay, reduce or cancel their purchases of our products, particularly if they or their customers have reduced capital budgets or have difficulty obtaining credit, and this would reduce our revenues.  The economic downturn could also increase competition, which could have the effect of forcing us to reduce our prices.  We could incur losses if a customer’s business fails and is unable to pay us, or pay us on a timely basis. Likewise, if our suppliers have difficulty in obtaining credit or in operating their businesses, they may not be able to provide us with the materials we use to manufacture our products.  These actions could result in reduced revenues and higher operating costs, and have an adverse effect on our results of operations and financial condition.

We rely on customers who may not consistently purchase our products in the future and if we lose any one of these customers, our revenues may decline.

      Sixteen percent of our total sales in 2010 were attributable to one customer, with whom we do not have a long-term contract.  If orders from that customer were to decline or cease entirely, our revenues would be adversely affected.  Furthermore, at March 31, 2011, our accounts receivable balance included approximately 27% from one customer.

    In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. These customers may not consistently purchase our products at a particular rate over any subsequent period.  A loss of any of these customers could adversely affect our revenues.

We rely heavily upon the talents of our Chief Executive Officer, the loss of whom could severely damage our business.

    Our performance depends to a large extent on a small number of key managerial personnel. In particular, we believe our success is highly dependent upon the services and reputation of our Chief Executive Officer, Mr. Barry R. Knott.  Loss of Mr. Knott’s services could severely damage our business.

We must continue to be able to attract employees with the scientific and technical skills that our business requires, and if we are unable to attract and retain such individuals, our business could be severely damaged.

    Our ability to attract employees with a high degree of scientific and technical talent is crucial to the success of our business. There is intense competition for the services of such persons, and we cannot guarantee that we will continue to be able to attract and retain individuals possessing the necessary qualifications.  If we cannot attract such individuals, we may not be able to keep our products current, bring new innovation to market or produce our products. As a result, our business could be damaged.

We are subject to a high degree of regulatory oversight and, if we do not continue to receive the necessary regulatory approvals, our revenues may decline.

    The FDA and the Department of Transportation have cleared us to market the alcohol monitoring products we currently sell in the United States.  However, further FDA or DOT approval will be required before we can domestically market additional alcohol monitoring products that we may develop in the future.  We may also seek to sell current or future medical or drug-related products that require us to obtain FDA or DOT clearance to market such products.  We may also be required to obtain regulatory approvals or licenses from other federal, state or local agencies or comparable agencies in other countries.

    We may not continue to receive FDA or DOT clearance to market our current products or we may not obtain the necessary regulatory clearance, approvals or licenses for the marketing of any of our future products.  Also, we cannot predict the impact on our business of FDA or DOT regulations or determinations arising from future legislation or administrative action.  If we lose FDA or DOT permission to market our current products or we do not obtain regulatory permission to market our future products, our revenues may decline and our business may be harmed.

Our business in the domestic law enforcement area is susceptible to changes in state policies and DUI laws.

    Portable breath testers (“PBTs”) are not used to the same degree in each state. Usage is determined by a complex combination of individual state DUI laws, historical practice, and individual state directions for alcohol testing. Some states, like New Hampshire, do not accept breath alcohol testing as evidence. Other states may prefer different breath alcohol testing technology, such as infrared. Lifeloc cannot control the direction or timing of changes to individual state DUI laws, public and political sentiment toward the use of PBTs, or individual state preferences for a specific breath alcohol testing technology. These factors may threaten current state contracts and future state contracts and our revenues may decline, harming our business.

Our business relies on state contracts, governed by state contracting policies that are beyond our control.

    Many state purchases of PBTs are governed by state contracts with competitive price bids, multiple year terms and without guarantees of purchases. Other states prefer to share PBT usage across several vendors, also without guarantees of volume. These state practices limit Lifeloc’s ability to retain current business, forecast volumes and win new business. Furthermore, a significant amount of our law enforcement business is concentrated in five states (California, Michigan, Idaho, Colorado, and Nevada). Loss of this business, or delays or cancellations in purchasing by these states, could seriously impact our law enforcement business.

We are reliant on our sales representative group for access to the channels of distribution.

    Lifeloc uses sales representatives to market and sell to the law enforcement markets in an 11-state region, consisting of Washington, Oregon, California, Nevada, Wyoming, Utah, Colorado, Arizona, New Mexico, Alaska, and Hawaii. Our sales representatives also represent other companies’ law enforcement products. The cancellation of the agreement with our sales representative group, or shift in its focus to products made by companies other than Lifeloc, could negatively impact our current and future sales in these states. Currently, Lifeloc is not well known or well represented in other states outside of those in which we currently have state contracts or are represented by sales representatives. New business development in states where we have no significant installed base, sales representation or current business is uncertain.

Third parties may infringe on our patents, and as a result, we could incur significant expense in protecting our patents or not have sufficient resources to protect them.

    We hold several patents that are important to our business. Although we are not currently aware of any past or present infringements of our patents, we plan to protect these patents from infringement and obtain additional patents whenever feasible. To this end, we have obtained confidentiality agreements from our employees and consultants and others who have access to the design of our products and other proprietary information.  Protecting and obtaining patents, however, is both time consuming and expensive. We therefore may not have the resources necessary to assert all potential patent infringement claims or pursue all patents that might be available to us.  If our competitors or other third parties infringe on our patents, our business may be harmed.

Third parties may claim that we have infringed on their patents and as a result, we could be prohibited from using all or part of any technology used in our products.

    Should third parties claim a proprietary right to all or part of any technology that we use in our products, such a claim, regardless of its merit, could involve us in costly litigation.  If successful, such a claim could also result in us being unable to freely use the technology that was the subject of the claim, or sell products embodying such technology.  If we engage in litigation, our expenses may increase and our business may be harmed.  If we are prohibited from using a particular technology in our products, our revenues may decline and our business may be harmed.

We depend on the availability of certain key supplies and services that are available from only a few sources, and if we experience difficulty with a supplier, we may have difficulty finding alternative sources of supply.

    We require certain key supplies for our products, particularly fuel cells, that are available from only a few sources.  Based upon our ordering experience to date, we believe the materials and services required for the production of our products are currently available in sufficient quantities. However, this does not mean that we will continue to have timely access to adequate supplies of essential materials and services in the future or that supplies of these materials and services will be available on satisfactory terms when the need arises. Our business could be severely damaged if we become unable to procure essential materials and services in adequate quantities and at acceptable prices.

    From time to time, subcontractors may produce certain of our products for us, and our business is subject to the risk that these subcontractors fail to make timely delivery.  Our products and services are also from time to time used as components in the products of other manufacturers. We are therefore subject to the risk that manufacturers that integrate our products or services into their own products may change their source of supply to other vendors, may change their product designs in a way that eliminates our components, may choose to have their components manufactured by other means, and/or become unable to acquire essential supplies and services from third parties in a timely fashion.  If this occurs, we may not be able to deliver our products on a timely basis and our revenues may decline.

Our customers may claim that the products we sold them were defective, and if our insurance is not sufficient to cover a claim, we would be liable for the excess.

    Like any manufacturer, we are and always have been exposed to liability claims resulting from the use of our products.  We maintain product liability insurance to cover us in the event of liability claims, and as of May 5, 2011, no such claims have been asserted or threatened against us.  However, our insurance may not be sufficient to cover all possible future product liabilities.

We could be liable if our business operations harmed the environment, and a failure to maintain compliance with environmental laws could severely damage our business.

    Our operations are subject to a variety of federal, state and local laws and regulations relating to the protection of the environment.  From time to time, we use hazardous materials in our operations.  Although we believe that we are in material compliance with all applicable environmental laws and regulations, our business could be severely damaged by any failure to maintain such compliance.

Our quarterly financial results vary quarter to quarter, which may adversely affect our stock price. We cannot predict with any certainty our operating results in any particular fiscal quarter.

    Our quarterly operating results may vary significantly depending upon factors such as:

▪	the timing of completion of significant orders;
▪	the timing and amount of our research and development expenditures;
▪	the costs of initial production in connection with new products;
▪	the availability, quality and cost of key components that go into the assembly of our products;
▪	the timing of new product introductions — both by us and by our competitors;
▪	changes in the regulatory environment and regulations under which we operate;
▪	the loss of a major customer;
▪	the timing and level of market acceptance of new products or enhanced versions of our existing products;
▪	our ability to retain existing employees, customers and our customers’ continued demand for our products and services;
▪	our customers’ inventory levels, and levels of demand for our customers’ products and services; and
▪	competitive pricing pressures.

    We may not be able to grow or sustain revenues or achieve or maintain profitability on a quarterly or annual basis, and levels of revenue and/or profitability may vary from one such period to another.

We have a number of large, well-financed competitors who have research and marketing capabilities that are superior to ours.

    The industry in which we compete is highly competitive. Many of our existing and potential competitors have greater financial resources and manufacturing capabilities, more established and larger marketing and sales organizations and larger technical staffs than we have.  Other companies, some with greater experience in the alcohol monitoring industry, produce products and services that compete with our products and services. If any of our competitors are successful in developing products that are superior to our products, or competing products that sell for lower prices, this may cause a reduction in the demand for our products and a reduction in our revenue and our profits.

Our products rely on technology that may become outdated or out of favor.

    All of Lifeloc’s products use fuel cell technology for the measurement of breath alcohol results. This technology has been developed and refined over many years by Lifeloc and our major competitors. While we expect it to remain as the dominant technology in breath testing devices, other technologies for the measurement of breath alcohol exist and are employed in other market and application segments where the technology is more suitable or developed to the specific requirements. It is possible that future development of these technologies could pose a risk to Lifeloc’s business. See “Item 1. Business – Competition and Markets” for more information about these other technologies.

Risks Related to Our Stock

Shares of our common stock lack a significant trading market.

    Shares of our common stock are not yet eligible for trading on any national securities exchange. Our common stock may be quoted in the over-the-counter market on the OTC Bulletin Board or in what are commonly referred to as “pink sheets.” However, these markets are highly illiquid. There is no assurance that an active trading market in our common stock will develop, or if such a market develops, that it will be sustained. In addition, there is a greater chance for market volatility for securities quoted on the OTC Bulletin Board as compared with securities traded on a national exchange. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, or to obtain coverage for significant news events concerning us, and the common stock could become substantially less attractive for margin loans, for investment by financial institutions, as collateral for borrowing, as consideration in future capital raising transactions or for other purposes.

    Under Exchange Act Rule 144, a person who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding a sale. Persons who have beneficially owned restricted shares of our common stock for at least one year but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following: 1% of the total number of securities of the same class then outstanding; or the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.  A sale under Rule 144 or under any other exemption from the Securities Act of 1933, as amended (the “Securities Act”), if available, or pursuant to registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

    Additionally, the price of our securities may be volatile as a result of a number of factors, including, but not limited to, the following:

•	our ability to successfully conceive and to develop new products and services to enhance the performance characteristics and methods of manufacture of existing products;
•	our ability to retain existing customers and customers’ continued demand for our products and services;
•	the timing of our research and development expenditures and of new product introductions;
•	the timing and level of acceptance of new products or enhanced versions of our existing products; and
•	price and volume fluctuations in the stock market at large which do not relate to our operating performance.

Our principal stockholder has significant voting power and may take actions that may not be in the best interests of other stockholders.

    Vern D. Kornelsen, Chairman of the Board of Directors, secretary, and Chief Financial Officer, beneficially owned approximately 78% of our outstanding common stock as of May 5, 2011 . Through this ownership, Mr. Kornelsen is able to control the composition of our board of directors and direct our management and policies. Accordingly, Mr. Kornelsen has the direct or indirect power to:

•	elect all of our directors and thereby control our policies and operations;
•	amend our bylaws and some provisions of our certificate of incorporation; and
•	prevent mergers, consolidations, sales of all or substantially all our assets or other extraordinary transactions.

    Mr. Kornelsen's significant ownership interest could adversely affect investors' perceptions of our corporate governance. In addition, Mr. Kornelsen may have an interest in pursuing acquisitions, divestitures and other transactions that involve risks to us and you. For example, Mr. Kornelsen could cause us to make acquisitions that increase our indebtedness or to sell revenue generating assets. Mr. Kornelsen may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

    Trading in our securities is subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future.  The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.  In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer.  The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

Blue Sky considerations may limit sales in certain states.

    The holders of our securities and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Investors should consider any secondary market for our securities to be a limited one. We intend to seek coverage and publication of information regarding the company in an accepted publication which permits a “manual exemption.” This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. There is no guarantee that we will be able to secure a listing containing all of this information or how long it might take to secure such a listing. Until a listing is published, trading in our securities will be subject to significant state law restrictions. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports. While many states expressly recognize these manuals, a smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals, making applicability of the manual exemption uncertain in those states. The following states do not have provisions expressly recognizing the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin. While we may, in our discretion, cause our securities to be registered under the state securities laws of these or other states, there is no guarantee that we will do so.

We may issue shares in the future, diluting your interest in us.

    An additional 44,000 shares of our common stock are reserved for issuance under our 2002 Stock Option Plan as of May 5, 2011 .  Moreover, we expect to issue additional shares and options to purchase shares of our common stock to compensate employees, consultants and directors, and we may issue additional shares to raise capital.  Any such issuances will have the effect of further diluting the interest of the holders of our securities.

Stockholders should not anticipate receiving cash dividends on our stock.

    We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Item 2.   Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

    The following is a discussion of our financial condition and results of operations, and should be read in conjunction with our financial statements and the related notes included elsewhere in this registration statement.  Certain statements contained in this section are not historical facts, including statements about our strategies and expectations about new and existing products, market demand, acceptance of new and existing products, technologies and opportunities, market and industry segment growth, and return on investments in products and markets.  These statements are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties that may cause actual results to differ materially from those indicated by the forward looking statements.  All forward looking statements in this section are based on information available to us on the date of this document, and we assume no obligation to update such forward looking statements.  Readers of this Form 10 are strongly encouraged to review the section titled “Risk Factors.”

Overview

    We have been a developer and manufacturer of advanced portable breath alcohol testing  instruments since 1986.  We design and produce high-quality, high precision and fast recovery portable alcohol testers for use in the workplace, clinics, schools, law enforcement, corrections, and other applications.  We offer accessories, support, training and supplies for our instruments.  Our internet websites are www.lifeloc.com and www.lifeguardbreathtester.com.  Information contained on our websites does not constitute part of this registration statement.
    The areas in which we do business are highly competitive and include both foreign and domestic competitors. Most of our competitors are larger and have substantially greater resources than we do. Furthermore, other domestic or foreign companies, some with greater financial resources than we have, may seek to produce products or services that compete with ours. We routinely outsource certain sub-assemblies both domestic and offshore, to obtain cost effective production. We maintain all final assembly in the United States to ensure our products are rigorously tested and meet regulatory requirements and customer expectations.

    We believe that competition for sales of our products and services is based on product performance, reliability, ease of use and price.  Barriers to entry include the regulatory requirements, quality distribution, and expertise in the design, manufacture, calibration and refinement of our products.

    We believe that our future success depends to a large degree on our ability to continue to conceive and to develop new products and services, develop and penetrate our markets and continually lower  our manufacturing costs.  Accordingly, we expect to continue investing in research and development, to the extent funds are available.

Outlook

    Installed Base of Breathalyzers.  We believe that sales of the installed base of our breathalyzers will increase as the inherent risks associated with drinking while driving, and while working in sensitive jobs, become more widely acknowledged and as the network of direct and independent sales representatives becomes more adept at selling alcohol monitoring products to our customers.  We expect that the replacement sales of our instruments and accessories will also increase as additional workplace environments, law enforcement agencies, schools, clinics, and other venues are converted to fuel cell technology.  We believe that improvement in the quality of sales representatives carrying the Lifeloc product line, along with increased marketing efforts and the introduction of new products, may provide the basis for increased sales and continuing profitable operations.  However, these measures, or any others that we may adopt, may not result in either increased sales or continuing profitable operations.

    Possibility of Operating Losses.  We achieved profitable operations in 2003, and have operated profitably each year since then.  Previously, we incurred losses since our inception and at March 31, 2011 have an accumulated deficit of $1,623,367.  There is no assurance that we will not incur operating losses in any given quarter or year in the future.

    Sales Growth.  We expect to generate increased sales in the U.S. and worldwide from sales to new breathalyzer customers as our network of direct and independent sales representatives becomes more proficient and expands the number of new accounts.  We believe that the visibility and credibility of our technology will contribute to new accounts and increased sales in fiscal year 2011.  We also expect that acting as a supplier of components to a leading ignition interlock manufacturer may lead to increased participation in that market segment.  The consumer market for individual use of fuel cell based breathalyzers is expected to grow and we believe our Lifeguard unit will enable us to participate in what we perceive to be a rapidly growing opportunity.

    Sales and Marketing Expenses.  We continue our efforts to expand domestic and international distribution capability, and we believe that sales and marketing expenses will need to be maintained at a healthy level in order to expand our market visibility and optimize the field sales capability of converting new customers to fuel cell technology.  Sales and marketing expenses are expected to increase as we increase our direct sales representatives and market penetration.  We presently have approximately 80 active distributors and two internal business development managers.

    Manufacturing.  We believe that we will be able to achieve modest cost reductions due to economies of scale.

    Research and Development Expenses.  Research and development expenses are expected to increase to support development of refinements to our breathalyzer product line, as well as to support development of additional products.

Results of Operations

    Net sales. Our sales for the quarter ended March 31, 2011 (“Q1 11”) were $1,780,310, and for the quarter ended March 31, 2010 (“Q1 10”) our sales were $1,315,730.  This represents an increase of 35.3% in FY 11 from FY 10.  This increase is due to the economic environment, as most of our customers were faced with constrained budgets in 2010.

    More than half of the increased sales in Q1 11 versus Q1 10 was attributable to increased sales of base products and breathalyzers to new and existing customers, with the remainder consisting of increased sales of support products, supplies, training, etc.  These increases were the result of unit volume increases as opposed to price increases. We benefited from a high customer retention rate and a recurring sales stream from the purchases of replacement instruments in new and existing accounts.

    Our sales for the year ended December 31, 2010 (“FY 10”) were $6,118,960, an increase of 43% from $4,287,597 in the fiscal year ended December 31, 2009 (“FY 09”). Sales of breathalyzers accounted for approximately 44% ($799,823) of the increase, and OEM sales accounted for approximately 29% ($529,668) of the increase.  These increases were the result of unit volume increases as opposed to price increases. Our international business grew significantly in 2010 from the penetration of new markets and our entry into the consumer market with the Lifeguard personal breath alcohol tester. Domestically our OEM business, which is tied to the growth of ignition interlocks, saw rapid growth. In the workplace, growth was fueled by improvements in the economy and customers upgrading from older generation Lifeloc equipment to our latest models.

    Gross profit.   Gross profit in Q1 11 at 49.4% remained fairly consistent with that of Q1 10 at 50.5%.  The small decrease was primarily the result of a sales mix that favored slightly higher margins in Q1 10. In FY 10 versus FY 09, gross profit remained consistent at 48%.

    Research and development expenses.   Research and development expenses were $99,555 in Q1 11 versus $59,392 in Q1 10, an increase of $40,163, or 67.6%.  The increase was primarily a result of increased compensation related to new product development, primarily our fuel cell initiative. Research and development expenses were $375,683 in FY 10, an increase of $119,322 or 47% from $256,361 in FY 09.  The increase was primarily a result of increases in compensation and in outside services related to new product development. It was driven by updates made to our core workplace and law enforcement product lines as well as by customization of our devices to meet specific in-country language and procedural requirements.

    Sales and marketing expenses.  Sales and marketing expenses were $220,588 in Q1 11, an increase of $26,416, or 13.6%, from $194,172 in Q1 10.  The increase resulted primarily from increased compensation in connection with our ongoing efforts to increase our market visibility. Sales and marketing expenses were $934,955 in FY 10, an increase of $149,929, or 19% from $785,026 in FY 09.  The increase resulted from an increase in staffing and an increase in compensation due to increased sales volume, and increased spending on such items as public relations, sales supplies, and rebate expense.

    General and administrative expenses.  General and administrative expenses were $233,500 in Q1 11, an increase of $41,567, or 21.7%, from $191,933 in Q1 10.  The increase was primarily the result of compensation increases and increased professional fees. In FY 10, general and administrative expenses were $877,288, an increase of $177,188, or 25%, from $700,100 in FY 09.  The increase was due primarily to increased compensation and in professional fees as a result of registering our warrant distribution with the SEC, which was abandoned in 2010, offset in part by a reduction in regulatory compliance expense from FY 09.

    Loss on currency exchange.  The loss on currency exchange increased from $75,502 in FY 09 to $117,773 in FY 10, an increase of $42,271, or 56%, as a result of additional purchases of components from foreign vendors, as well as from an increase in the exchange rate. The loss on currency exchange in Q1 11 of $27,065, up 91% from $14,138 in Q1 10, resulted from the purchase of components from a European vendor with a higher currency exchange rate than in Q1 10.

    Net income.   Net income in Q1 of $198,379 represented a net income increase of $68,134 compared to Q1 10 net income of $130,245.  The increase is due to an increase in sales, offset in part by an increase in the loss on currency exchange of $12,927 and by a higher provision for federal and state income taxes.  Net income in FY 10 of $406,794 represented an increase of $229,173 compared to FY 09 net income of $177,621.  The increase of 129% is a result of an increase in sales, offset in part by an increase in the loss on currency exchange and by a higher provision for federal and state income taxes.

Trends and Uncertainties That May Affect Future Results

    We believe sales of our products will continue to increase as we experience sales growth  We expect our quarter-to-quarter revenue fluctuations to continue due the unpredictable timing of large orders from both new and repeat customers. Going forward, we intend to focus our development efforts on products we believe offer the best prospects to increase our intermediate and near-term revenues.

    Revenues in Q1 11 were up approximately 35.3% from revenues in Q1 10.  This was due in large part to shipments of the FC product series targeting the law enforcement sector, as well as sales of our Phoenix products targeting the workplace and corrections markets.  Sales of our new LifeGuard, as well as sales to Original Equipment Manufacturers also contributed to the increase.  We expect our quarter-to-quarter revenue fluctuations to continue, due to the introductory stage of our LifeGuard product and the unpredictable timing of orders from customers and the size of those orders in relation to total revenues.  Going forward, we intend to focus our development efforts on products we believe offer the best prospects to increase our intermediate and near-term revenues.

    Our property and equipment expenditures, and patents, during FY 10 were $154,791, compared to $36,600 for 2009.  We also purchased a license for the use of certain technology for $120,000, to assist us with manufacturing a component of our product. We began amortizing this cost in 2011, using the straight-line method and a three-year life.  In Q1 11, our property and equipment expenditures were $46,959 compared to $8,995 in Q1 10.  The increase of $37,964 resulted primarily from expenditures for upgrading software, as well as for equipment.  Future capital equipment expenditures will depend on future sales and success of on-going research and development efforts.

    We believe that the unique performance of our fuel cell based breathalyzer technology provides an opportunity for continued market share growth.  We believe that the market awareness of fuel cell technology is continually improving and that this will benefit sales efforts in FY 11 and beyond.  We believe that we enter FY 11 having achieved improvements in the credibility of our technology.  Our FY 11 operating plan is focused on growing sales, increasing gross profits, increasing research and development costs while increasing profits and positive cash flows.  We cannot predict with certainty the expected sales, gross profit, net income or loss and usage of cash and cash equivalents for the remainder of FY 11.  However, we believe that cash resources and borrowing capacity will be sufficient to fund our operations for at least the next twelve months under our current operating plan.  If we are unable to manage the business operations in line with our budget expectations, it could have a material adverse effect on business viability, financial position, results of operations and cash flows. Further, if we are not successful in sustaining profitability and remaining at least cash flow break-even, additional capital may be required to maintain ongoing operations.

Critical Accounting Policies and Estimates

    Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

    We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

    We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

    Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, sales returns, warranty, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required, which would increase our expenses during the periods in which any such allowances were made.  The amount recorded as a provision for bad debts in each period is based upon our assessment of the likelihood that we will be paid on our outstanding receivables, based on customer-specific as well as general considerations.  To the extent that our estimates prove to be too high, and we ultimately collect a receivable previously determined to be impaired, we may record a reversal of the provision in the period of such determination.

    We provide for the estimated cost of product warranties at the time sales are recognized.  While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, we have experienced some costs related to warranty liability.  The warranty accrual is based upon historical experience and is adjusted based on current experience.  Should actual warranty experience differ from our estimates, revisions to the estimated warranty liability would be required.

    We reduce inventory for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.  Any write-downs of inventory would reduce our reported net income during the period in which such write-downs were applied.

    We recognize deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.  Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized.

    Property and equipment are stated at cost, with depreciation computed over the estimated useful lives of the assets, generally five years (three years for software).  We mostly use the double declining method of depreciation for property and equipment, and the straight line method for software.  Maintenance and repairs are expensed as incurred and major additions, replacements and improvements are capitalized.

    We amortize our patent costs over their estimated useful lives, which is typically the remaining statutory life.  From time to time, we may be required to adjust these lives based on advances in technology, competitor actions, and the like.  We review the recorded amounts of patents at each period end to determine if their carrying amount is still recoverable based on our expectations regarding sales of related products.  Such an assessment, in the future, may result in a conclusion that the assets are impaired, with a corresponding charge against earnings.

    Stock-based compensation is presented in accordance with the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“ASC 718”).  Under the provisions of ASC 718, companies are required to estimate the fair value of share-based payment awards made to employees and directors including employee stock options based on estimated fair values on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of operations.

Liquidity and Capital Resources

    We compete in highly technical and very competitive segments of the alcohol testing marketplace. Products can take several years to develop and introduce to distributors and end users.  Furthermore, many of our instruments are regulated by the FDA, the DOT, and/or other regulatory bodies to ensure the ultimate quality and functionality of our products.  Regulatory compliance can contribute to the significant cost and time needed to maintain existing products and develop and introduce product enhancements and new product innovations.

    We have traditionally funded working capital needs through product sales, management of working capital components of our business, and by cash received from private offerings of our common stock, warrants to purchase shares of our common stock and notes.  In our earlier years, we incurred quarter to quarter operating losses to develop current product applications, utilizing a number of proprietary and patent-pending technologies.  Although we have been profitable during the last several years, operating losses may occur in the future.  Should that situation arise, we may not be able to obtain working capital funds necessary in the time frame needed and at satisfactory terms or at all.

      On May 11, 2004, we entered into a credit facility agreement with Citywide Bank.  The terms of the credit facility, which matured on May 11, 2010 and was subsequently renewed for an additional year, include a line of credit for $150,000 for one year at an interest rate calculated at prime rate plus 1%, or 4.25% at March 31, 2011 and 2010.  Our borrowing under the credit facility is limited by our eligible receivables and inventory at the time of borrowing.  At March 31, 2011 and 2010, we had not borrowed any amounts from the credit facility.  The credit facility requires us to meet certain financial covenants.  At March 31, 2011, we were in compliance with all financial covenants under the credit facility.

    As of March 31, 2011, cash and cash equivalents were $1,364,589, accounts receivable were $577,445 and current liabilities were $960,807 resulting in a net liquid asset amount of $981,227.  We believe that the introduction of several new products during the last several fiscal years (including our personal tester and the inclusion of our breathalyzer in kiosks), along with new and on-going customer relationships, will continue to generate sufficient revenues, which are required in order for us to maintain profitability.  If these revenues are not achieved on a timely basis, we will be required to implement cost reduction measures, as necessary.

      We generally provide a standard one-year warranty on materials and workmanship to our customers.  We provide for estimated warranty costs at the time product revenue is recognized.  Warranty costs are included as a component of cost of goods sold in the accompanying statements of operations.   For the quarters ended March 31, 2011 and 2010, warranty costs were not deemed significant.

    As of March 31, 2011, we have no material commitments for capital expenditures.

Off-Balance Sheet Transactions

    We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3.   Properties

    We conduct all of our operations at a leased facility at 12441 West 49th Avenue, Unit 4, Wheat Ridge, Colorado under lease agreements that run through April 30, 2015.   Rent expense for our facility for the fiscal years ended December 31, 2010 and 2009 was $103,544 and $96,039, respectively.  On May 1, 2010, we amended and extended our lease, which, when added to our existing space, provides us with 11,655 square feet of office and manufacturing/warehouse space at an average monthly cost of $8,866 over the life of the lease.  We believe this facility is adequate for our current operations and adequately covered by insurance.  Significant increases in production or the addition of significant equipment additions or manufacturing capabilities in connection with the production of our line of breathalyzers and other products may, however, require the acquisition or lease of additional facilities.  We may establish production facilities domestically or overseas to produce key assemblies or components for our products.  Overseas facilities, if established, may subject us to the political and economic risks associated with overseas operations.  The loss of or inability to establish or maintain such additional domestic or overseas facilities, if acquired, could materially adversely affect our competitive position and profitability.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth information regarding our common stock owned as of the close of business on May 5, 2011 by the following persons: (i) each person who is known by us to own beneficially more than 5% of our common stock; (ii) each of our directors who beneficially own our common stock; (iii) each of our Named Executive Officers who beneficially own our common stock; and (iv) all executive officers and directors, as a group, who beneficially own our common stock. The information on beneficial ownership in the table and footnotes thereto is based upon data furnished to us by, or on behalf of, the persons listed in the table.  All shares give effect to the 1:2 reverse stock split completed on May 3, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Vern D. Kornelsen c/o Lifeloc Technologies, Inc. 12441 West 49th Ave., Unit 4, Wheat Ridge, CO 80033	1,892,445	(3)	78%
Directors and Named Executive Officers
Alan C. Castrodale c/o Lifeloc Technologies, Inc. 12441 West 49th Ave., Unit 4, Wheat Ridge, CO 80033	50,000		2.1%
Robert D. Greenlee c/o Lifeloc Technologies, Inc. 12441 West 49th Ave., Unit 4, Wheat Ridge, CO 80033	184,979		7.6%
Robert H. Summers, PhD c/o Lifeloc Technologies, Inc. 12441 West 49th Ave., Unit 4, Wheat Ridge, CO 80033	11,500		.5%
Barry R. Knott c/o Lifeloc Technologies, Inc. 12441 West 49th Ave., Unit 4, Wheat Ridge, CO 80033	64,125		2.6%
Mark A. Lary c/o Lifeloc Technologies, Inc. 12441 West 49th Ave., Unit 4, Wheat Ridge, CO 80033	50,000		2.1%
Kristie L. LaRose c/o Lifeloc Technologies, Inc. 12441 West 49th Ave., Unit 4, Wheat Ridge, CO 80033	7,500		.3%
All executive officers and directors as a group, including those named above (7 persons)	2,257,549		93.2%

(1)
Represents shares with respect to which each beneficial owner listed has or will have, upon acquisition of such shares pursuant to the exercise or conversion of options, warrants, conversion privileges or other rights exercisable within sixty days, sole voting and investment power. Amounts listed have been adjusted to reflect a 1 for 2 reverse split, effective May 3, 2010.

(2)
As of May 5, 2011, we had 2,422,416 shares of our common stock issued and outstanding.  Percentages are calculated on the basis of the amount of issued and outstanding common stock.  No person or group has the right to acquire, within 60 days following the filing of this registration statement, any shares pursuant to options, warrants, conversion privileges or other rights.

(3)
Holdings as of May 5, 2011.  Includes 1,855,319 shares owned by EDCO Partners LLLP, of which Mr. Kornelsen is the General Partner.  Includes 3,000 shares owned by M. Elaine Kornelsen, Mr. Kornelsen’s spouse.

Item 5.   Directors and Executive Officers

The following table sets forth the name, age, positions, and offices as of May 5, 2011, of our directors and executive officers:

NAME	AGE	POSITION
Barry R. Knott	55	President, Chief Executive Officer, Treasurer and Director
Mark A. Lary	51	Vice President, Operations
Kristie L. LaRose	38	Vice President, Finance
Vern D. Kornelsen	78	Director, Chairman, Secretary and Chief Financial Officer
Alan C. Castrodale	67	Director
Robert D. Greenlee	69	Director
Robert H. Summers, PhD	87	Director

BIOGRAPHIES OF EXECUTIVE OFFICERS AND DIRECTORS

Barry R. Knott joined the Company on February 1, 2009 as its Marketing Director, was appointed to the board of directors on June 11, 2009 and became Chief Operating Officer on July 1, 2009.  He became our President on October 1, 2009, and assumed the role of President and Chief Executive Officer on January 1, 2010.  He has extensive experience in general management, and particularly sales and marketing.  Previous experience includes positions as the President and CEO of Cognitive Solutions, Inc.; Vice President of sales and marketing for Wide Format Printing (Nashua Corporation); Vice President and General Manager of Zebra Technologies Corporation; and several other similar positions.  He holds a MBA degree from Queens University, Ontario, Canada, and a BA degree from the University of New Brunswick, New Brunswick, Canada.

Mark A. Lary has been employed by the Company since 1994, was appointed Director of Operations in early 1997, and became a Vice President on November 13, 2006.  Mr. Lary has been instrumental in implementing Lifeloc’s continuous flow of product innovation and improvement.  From 1994 until 1997 he served as Products and Services Manager.  Prior to 1994 Mr. Lary was employed by Siemens Medical Systems as a Senior Electronic Technician and by International Medical Corporation as a Field Technical Representative.

Kristie L. LaRose joined Lifeloc as its accountant and office manager in August, 2004.  Ms. LaRose has extensive experience in accounting and administrative positions with other companies, and holds a BS degree in Business Administration from Worcester State College, and was named as Vice President, Finance on July 1, 2009.  Prior to 2004, Ms. LaRose was employed by University of Advancing Technology as the Senior Accountant and has held various positions in an accounting and administrative function at B. J.’s Wholesale Club’s corporate office.

Vern D. Kornelsen joined the Company as a director in 1991 and served as secretary and treasurer in 1992 and 1993.  He is currently Chairman of the Board of Directors, secretary, Chief Financial Officer, and a director.  Mr. Kornelsen continues with certain of his other business activities to the extent that they do not interfere with his responsibilities as an officer of the Company.  He formerly practiced as a Certified Public Accountant in Denver, CO and is a financial consultant to several early stage companies.  He was a director of Valleylab for 10 years, and led an investor group that provided a portion of its initial funding.  Mr. Kornelsen has been a director and participated in the capitalizing of a number of early stage companies, and is currently a director of one publicly-held company, Encision, Inc. of Boulder, CO.  He received a BS degree in business from the University of Kansas.  In determining Mr. Kornelsen’s qualifications to serve on our board of directors, the board considered, among other things, his experience and expertise in finance, accounting and management.

Alan C. Castrodale joined the Company in October 2000 as its General Manager and served as its President and Chief Executive Officer from January, 2001 until October 1, 2009 when he resigned as President.  On December 31, 2009 Mr. Castrodale resigned as an officer, but remains as a director.  He has extensive experience in general management, marketing and particularly product development, start-ups and turnarounds, and in building sales channels.  Previous experience includes positions as the general manager of the Aftermarket Division of Velvac, Inc., a $39 million manufacturer of vehicle components and accessories; Vice President of sales and marketing at Windsor Industries, Inc., a $55 million manufacturer of high-end commercial floor maintenance machines; and Executive Vice President of marketing and sales for the Mercury Marine division of Brunswick Corp.  He holds a BA degree in Biology from St. Olaf College in Minnesota.  In determining Mr. Castrodale’s qualifications to serve on our board of directors, the board considered, among other things, his extensive management and marketing experience.

Robert D. Greenlee has been a director of the Company since August 1989.  He has more than thirty years of experience in broadcast management and also has extensive marketing and advertising expertise.  Since 1987, Mr. Greenlee has had controlling equity positions in, and serves as a board member and consultant to, radio stations in Omaha, NE and Denver, CO.  He is also President of Centennial Investment & Management Company, a closely held investment organization and is chairman of Black Hawk Gaming, Inc., a public company developing limited stakes gaming in Black Hawk and Central City, CO.  From 1975 through 1987, Mr. Greenlee was President of Centennial Wireless, Inc., licensee of KBCO AM/FM in Boulder, CO.  This successful radio station was sold in January 1988.  Mr. Greenlee has graduate and undergraduate degrees in communications from Iowa State University.  In determining Mr. Greenlee’s qualifications to serve on our board of directors, the board considered, among other things, his marketing and communications experience as well as his management skills.

Robert H. Summers, Ph.D., was elected as a director at the annual meeting of shareholders in August, 2004.  Dr. Summers holds a Bachelor of Education degree from Southeast Missouri State University, a Master in Psychology degree from Vanderbilt University, and a Doctorate in Education and Psychology from the University of Northern Colorado.  He has a broad background in training and management, having worked most recently as a Senior Configuration Management Specialist and Training Specialist at Geodynamics Corporation, Englewood, CO.  He has also published extensively on management and training.  In determining Dr. Summers' qualifications to serve on our board of directors, the board considered, among other things, his extensive management training and experience.

Item 6.   Executive Compensation

Summary Compensation

The following table sets forth all compensation paid to our Named Executive Officers who were employed by us during the year ended December 31, 2010 for the fiscal years ended December 31, 2010 and 2009.  No other executive officer or employee earned over $100,000 in the last completed fiscal year.

Summary Compensation Table for the Years Ended December 31, 2010 and 2009

Name and principal position (a)	Year Ended December 31, (b)	Salary ($) (c)	Bonus ($) (d)	Stock awards ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation ($) (g)	Non-qualified deferred compensation earnings ($) (h)	All other compensation ($) (i)(1)	Total ($) (j)

Barry R. Knott
CEO 1/1/10, President	2010	150,924	48,485	0	0	0	0	3,620	203,029
10/1/09	2009	58,212	8,079	0	0	0	0	968	66,291

Mark A. Lary	2010	100,385	36,364	0	0	0	0	3,000	139,749
Vice President	2009	99,000	12,865	0	0	0	0	3,439	115,304

Kristie L. LaRose
Vice President	2010	90,344	24,243	0	0	0	0	2,700	117,287
7/1/09	2009	42,711	7,120	0	0	0	0	1,498	51,329

Vern D. Kornelsen	2010	50,000	0	0	0	0	0	0	50,000
Chairman, Secretary,	2009	50,000	0	0	0	0	0	0	50,000
Chief Financial Officer

(1)  Represents our matching contribution to the 401(k) Plan. We have not paid any automobile allowances, although business mileage, business travel, and other business expenses supported by appropriate receipts have been reimbursed.  All such amounts are minor, and do not include any compensation element.

Narrative to Summary Compensation Table

Employment Contracts and Termination of Employment Arrangements

    We have no employment contracts in place with any Named Executive Officer, nor do we have any equity-incentive plans covering such Named Executive Officers.  We have no compensatory plan or arrangement with respect to any Named Executive Officer where such plan or arrangement will result in payments to such Named Executive Officer upon or following his resignation, or other termination of employment with the Company and its subsidiaries, or as a result of a change in control of the Company or a change in the Named Executive Officers’ responsibilities following a change in control.

    Our board of directors has approved the contribution of 15% of pre-bonus, pre-tax profits to a bonus pool, which has been paid out to our executive officers, excluding our Chief Financial Officer, Vern D. Kornelsen.  The allocation of such payments is made at the discretion of the President with approval by the board of directors.  In 2010, we paid bonuses equaling $109,092 to our executive officers, including $48,485 to Mr. Knott, $36,364 to Mr. Lary, and $24,243 to Ms. LaRose. No bonus was paid to Mr. Kornelsen.

Outstanding Equity Awards at Fiscal Year-End

    There were no outstanding equity awards at December 31, 2010. We made no individual grants of stock options to our Named Executive Officers during the years ended December 31, 2010 and 2009.

Long Term Incentive Plans; Awards in Last Fiscal Year

    We made no awards under any long-term incentive plan to our Named Executive Officers during the fiscal year ended December 31, 2010.

Profit Sharing and 401(k) Plan

    We have adopted a 401(k) Defined Contribution Plan which covers all full-time employees who have completed three months of full-time continuous service and are age eighteen or older. Participants may defer up to 100% of their gross pay up to plan limits.  Participants are immediately vested in their contributions.  We may make discretionary contributions based on corporate financial results for the fiscal year, which were 3% of the total payroll of the participating employees in 2010 and 2009.  In 2010 and 2009 we contributed $21,158 and $19,534 respectively.  Vesting in a contribution account (our contribution) is based on years of service, with a participant fully vested after six years of credited service.

Director Compensation

    We did not pay any compensation to our directors during the fiscal years ended December 31, 2010 and 2009.

 Compensation Committee Interlocks and Insider Participation

    During the fiscal year ended December 31, 2010, all members of our board of directors served as members of our Compensation Committee. No member of our Compensation Committee at any time during the last fiscal year, or prior to the last fiscal year, was an officer or employee of the Company except Barry R. Knott and Vern D. Kornelsen.  Additionally, no member of our Compensation Committee had any relationship with us that would be required to be disclosed as a related person transaction except as set forth herein.  During the fiscal year ended December 31, 2010, none of our executive officers or employees except Barry R. Knott and Vern D. Kornelsen participated in deliberations of our board of directors concerning executive officer compensation.

    During the fiscal year ended December 31, 2010, none of our executive officers:

•
served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a member of our Compensation Committee;

•	as a director of another entity, one of whose executive officers served as a member of our Compensation Committee; or

•
as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a member of our board of directors.

Item 7.    Certain Relationships and Related Transactions, Director Independence

    We have not participated in any transactions since the beginning of our last two fiscal years in which a person deemed to be a related person pursuant to Item 404 of SEC Regulation S-K had or will have a direct or indirect material interest. Lifeloc is not a subsidiary of any parent company.

      As of May 5, 2011, Alan C. Castrodale, Robert D. Greenlee, Barry R. Knott, Vern D. Kornelsen, and Dr. Robert H. Summers serve as our directors.  Currently, Mr. Greenlee and Dr. Summers are independent directors, as defined under the standards of independence set forth in the NASDAQ Marketplace Rules.  Our securities have not been traded previously.

Item 8.    Legal Proceedings

    We may be involved from time to time in litigation, negotiation and settlement matters that may have a material effect on our operations or finances.  We are not aware of any pending or threatened litigation against us or our officers or directors in their capacity as such that could have a material impact on our operations or finances.

Item 9.    Market Price of and Dividends on the Registrant’s Equity and Related Stockholder Matters

Shares Eligible for Future Sale

    Historically, there has not been a public market for our securities, and we cannot predict what effect, if any, market sales of shares of our securities or the availability of our securities for sale will have on the market price of our securities prevailing from time to time. Nevertheless, sales of substantial amounts of our securities, including the warrants and/or shares issued upon the exercise of the warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our securities and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

    The restricted shares held by our affiliates and non-affiliates will be available for sale in the public market at various times after we have begun filing reports under the Exchange Act pursuant to Rule 144. In general, under Rule 144 as in effect on the date of this registration statement, a person who has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

▪	1% of the number of shares of our common stock then outstanding; or

▪	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

    Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Holders

    As of May 5, 2011, we had approximately 85 holders of record of our common stock. Holders of record include nominees who may hold shares on behalf of multiple owners.

Dividends

    We have not declared any dividends since our inception in 1983, and at present have no plans to do so.  We intend to retain our earnings, if any, to finance research and development and working capital for expansion of our business.

Equity Compensation Plan Information

    We adopted our 2002 Stock Option Plan (the “Plan”) to promote our and our stockholders’ interests by helping us to attract, retain and motivate our key employees and associates. Under the terms of the Plan, the Board of Directors may grant either “nonqualified” or “incentive” stock options, as defined by the Internal Revenue Code and related regulations. The purchase price of the shares subject to a stock option will be the fair market value of our common stock on the date the stock option is granted.  Generally, vesting of stock options occurs immediately at the time of the grant of such option and all stock options must be exercised within five years from the date granted. All outstanding key employee stock options were exercised or had lapsed as of May 5, 2010, and none are outstanding as of May 5, 2011.  The number of common shares reserved for issuance under the Plan as of May 5, 2011 is 44,000, subject to adjustment for dividends, stock splits or other relevant changes in our capitalization. Information set forth herein gives effect to the 1 for 2 reverse stock split that took place on May 3, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	—	$—	44,000
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	44,000

Item 10.   Recent Sales of Unregistered Securities

    We have had no sales of unregistered securities in the last 5 years, except key employee stock option exercises. The sales pursuant to employee stock option exercises are exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 11.  Description of Registrant’s Securities to be Registered

    The following description of our capital stock and provisions of our Articles of Incorporation and By-laws, each as amended, is only a summary. You should also refer to our Articles of Incorporation and our By-laws, copies of which are included as exhibits to this registration statement and are hereby incorporated by reference.  Our authorized capital stock consists of 50,000,000 shares of common stock, no par value per share.

    Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders.  Holders of our common stock have no rights under our Articles of Incorporation or our By-laws regarding dividends unless and until dividends are declared by the board of directors, nor do they have any rights under our Articles of Incorporation or our By-laws regarding preemptive rights.  The outstanding shares of common stock are fully paid and non-assessable.

Item 12. Indemnification of Directors and Officers

    We are organized under the laws of the State of Colorado.  Our officers and directors are indemnified as provided by the Colorado Business Corporation Act (“CBCA”), our Articles of Incorporation, and our By-laws. The General Laws of Colorado provide that we must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of our Company against reasonable expenses incurred by him in connection with the proceeding.

    In addition, we may indemnify a director against liability incurred in a proceeding if:

 (1)(i) he conducted himself in good faith; (ii) he reasonably believed that his conduct was in the best interests of our Company or that his conduct was at least not opposed to the best interests of our Company; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(2) he engaged in conduct for which he shall not be liable as provided in our Articles of Incorporation which may limit personal liability of a director as provided in the CBCA.

    Under the CBCA, a director’s conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement that his conduct was at least not opposed to the best interests of the corporation. Unless ordered by a court as provided in the statute, we may not indemnify a director if his conduct did not satisfy the standards set forth above.

    The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described the CBCA.

    Our Articles of Incorporation, as amended, provide that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the CBCA as in effect at the time such liability is determined. Our By-laws provide that we shall indemnify our directors and officers to the full extent permitted by the laws of the State of Colorado against all liabilities and expenses except with respect to any matter as to which he or she shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interest of our Company or in the best interests of the participants or beneficiaries of an employee benefit plan. In addition, we hold a Director and Officer Liability and Corporate Indemnification Policy.

Item 13.   Financial Statements and Supplementary Data

    See our financial statements beginning on page F-1 of this registration statement on SEC Form 10.

Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

    None.

Item 15.  Financial Statements and Exhibits

      (a)                        Our financial statements for the years 2010 and 2009, including the report of our independent registered public accounting firm, are attached hereto beginning at page F-1 immediately following the signature page of this registration statement.

     (b)                         Exhibits

       See “Exhibit Index” below

Item 16.  Undertakings

    None.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized in the City of Wheat Ridge, State of Colorado, on May 11, 2011.

LIFELOC TECHNOLOGIES, INC.

By:	/s/ Barry R. Knott

Barry R. Knott
Chief Executive Officer, President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation, dated as of December 29, 1983 *
3.2	Articles of Amendment to the Articles of Incorporation, dated as of July 10, 1986 *
3.3	Articles of Amendment to the Articles of Incorporation, dated as of August 18, 1986 *
3.4	Articles of Amendment to the Articles of Incorporation, dated as of April 18, 1988 *
3.5	Articles of Amendment to the Articles of Incorporation, dated as of April 1, 1991 *
3.6	Articles of Amendment to the Articles of Incorporation, dated as of May 10, 1993 *
3.7	Articles of Amendment to the Articles of Incorporation, dated as of May 11, 1992 *
3.8	Articles of Amendment to the Articles of Incorporation, dated as of November 17, 1997 *
3.9	Articles of Amendment to the Articles of Incorporation, dated as of July 15, 1998 *
3.10	Articles of Amendment to the Articles of Incorporation, dated as of April 1, 1994 *
3.11	Bylaws *
4.1	Form of Certificate representing Common Stock *
10.1	2002 Stock Option Plan *
10.2	Lease by and between Lifeloc Technologies, Inc. and Ward West Properties LLC, dated December 12, 2006 *
10.3	First Lease Amendment and Extension, dated May 1, 2010, to the Lease by and between Lifeloc Technologies, Inc. and Ward West Properties LLC, dated December 12, 2006 *
10.4	Contract No. 071B0200005 between the State of Michigan and Lifeloc Technologies, Inc., dated October 5, 2009 *
10.5	Technology Transfer Agreement between Lifeloc Technologies, Inc. and Fuel Cell Sensors, dated June 1, 2010 *
10.6	Form of Standard Distribution Agreement*
10.7	Business Loan Agreement between Lifeloc Technologies, Inc. and Citywide Banks, dated May 11, 2010, as amended *
10.8	Representation Agreement between Crossco Manufacturers Representatives, Inc. and Lifeloc Technologies, Inc., dated February 2, 2009

*           Filed previously.

FINANCIAL STATEMENTS OF LIFELOC TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Lifeloc Technologies, Inc.
Wheat Ridge, Colorado

We have audited the accompanying balance sheets of Lifeloc Technologies, Inc. as of December 31, 2010 and 2009, and the related statements of income, stockholders' equity and cash flows for the years then ended. Lifeloc Technologies, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lifeloc Technologies, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP
Greenwood Village, Colorado
March 30, 2011

LIFELOC TECHNOLOGIES, INC.
Balance Sheets
December 31, 2010 and 2009

ASSETS
CURRENT ASSETS:	2010	2009
Cash	$1,461,900	$1,021,135
Accounts receivable, net	393,118	329,701
Inventories, net	936,463	767,048
Deferred taxes	48,400	55,069
Prepaid expenses and other	74,644	21,253
Total current assets	2,914,525	2,194,206

PROPERTY AND EQUIPMENT, at cost:
Production equipment	212,880	160,318
Office equipment	105,989	92,893
Sales and marketing equipment	118,400	36,555
Purchased software	36,336	29,048
Less accumulated depreciation	(268,933)	(205,359)
Total property and equipment, net	204,672	113,455

OTHER ASSETS:
Technology license	120,000	-
Patents, net	14,351	17,415
Deferred taxes, long term	6,130	-
Deposits	4,242	4,242
Total other assets	144,723	21,657

Total assets	$3,263,920	$2,329,318

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$303,528	$57,425
Notes payable	-	8,000
Customer deposits	126,503	9,709
Accrued expenses	263,667	161,216
Deferred income, current portion	83,339	84,966
Reserve for warranty expense	15,000	12,000
Total current liabilities	792,037	333,316

DEFERRED INCOME, net of current portion	16,132	8,878

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock, no par value; 50,000,000 shares
authorized, 2,422,416 shares outstanding
in 2010 (2,318,416 in 2009)	4,277,497	4,215,664
Accumulated (deficit)	(1,821,746)	(2,228,540)
Total stockholders' equity	2,455,751	1,987,124

Total liabilities and stockholders' equity	$3,263,920	$2,329,318

See accompanying notes.

LIFELOC TECHNOLOGIES, INC.
Statements of Income
Years Ended December 31, 2010 and 2009

	2010	2009
SALES	$6,118,960	$4,287,597

COST OF SALES	3,202,562	2,215,192

GROSS PROFIT	2,916,398	2,072,405

OPERATING EXPENSES:
Research and development	375,683	256,361
Sales and marketing	934,955	785,026
General and administrative	877,288	700,100
Total	2,187,926	1,741,487

OPERATING INCOME	728,472	330,918

OTHER INCOME (EXPENSE):
Loss on currency exchange	(117,773)	(75,502)
Interest income	7,528	8,279
Interest expense	(37)	-
Total	(110,282)	(67,223)

NET INCOME BEFORE PROVISION FOR TAXES	618,190	263,695

PROVISION FOR FEDERAL AND STATE INCOME TAXES	(211,396)	(86,074)

NET INCOME	$406,794	$177,621

NET INCOME PER SHARE, BASIC	$0.17	$0.08

NET INCOME PER SHARE, DILUTED	$0.17	$0.07

WEIGHTED AVERAGE SHARES, BASIC	2,360,186	2,318,416

WEIGHTED AVERAGE SHARES, DILUTED	2,400,501	2,371,060

See accompanying notes.

LIFELOC TECHNOLOGIES, INC.
Statement of Stockholders' Equity
Years Ended December 31, 2010 and 2009

	Common Stock		Accumulated
	Shares	Amount	(Deficit)	Total
BALANCES, DECEMBER 31, 2008	2,318,416	$4,215,664	$(2,406,161)	$1,809,503

Net income	-	-	177,621	177,621

BALANCES, DECEMBER 31, 2009	2,318,416	4,215,664	(2,228,540)	1,987,124

Contribution of stockholder note and accrued interest	-	20,233	-	20,233
Exercise of stock options	104,000	41,600	-	41,600
Net income	-	-	406,794	406,794

BALANCES, DECEMBER 31, 2010	2,422,416	$4,277,497	$(1,821,746)	$2,455,751

See accompanying notes.

LIFELOC TECHNOLOGIES, INC.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	2010	2009
Net income	$406,794	$177,621
Adjustments to reconcile net income to net cash
provided by operating activities-
Depreciation and amortization	66,638	64,298
Changes in operating assets and liabilities-
Accounts receivable	(63,417)	(12,455)
Inventories	(169,415)	36,941
Deferred taxes	539	82,787
Prepaid expenses and other	(53,391)	(8,634)
Accounts payable	246,103	(167,857)
Notes payable	(8,000)	-
Customer deposits	116,794	9,709
Accrued expenses	122,684	62,802
Reserve for warranty expense	3,000	-
Deferred income	5,627	21,476
Net cash provided from operating activities	673,956	266,688

CASH FLOWS FROM INVESTING ACTIVITIES:
Patent costs	-	(2,821)
Purchases of property and equipment	(154,791)	(33,779)
Purchase of technology license	(120,000)	-
Net cash (used in) investing activities	(274,791)	(36,600)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	41,600	-
Net cash from financing activities	41,600	-

NET INCREASE IN CASH	440,765	230,088

CASH, BEGINNING OF PERIOD	1,021,135	791,047

CASH, END OF PERIOD	$1,461,900	$1,021,135

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$37	$-

Cash paid for income tax	$210,857	$3,287

See accompanying notes.

LIFELOC TECHNOLOGIES, INC.
Notes to Financial Statements
December 31, 2010 and 2009

1.   ORGANIZATION AND NATURE OF BUSINESS

Lifeloc Technologies, Inc. (the "Company" or “Lifeloc”) was incorporated in Colorado in December 1983 and has, since 1986, developed, manufactured and sold proprietary, fuel-cell based, breath alcohol testing equipment.  In 2001, we completed and released for sale an additional product line, the FC Series, also approved by NHSTA and designed specifically for the law enforcement and corrections markets.  Since release, FC breath testers have established a reputation of innovation, highest quality and durability. They are currently being sold worldwide and have contributed to our steady growth since their introduction.  In 2005 and 2006, we introduced two new models, the EV30 and Phoenix 6.0.  These two devices are also approved by the U.S. Department of Transportation as an evidential breath tester for use in regulated transportation industries. These two new models form a family of state-of-the-art evidential workplace devices.  In addition, we sell a comprehensive line of supplies, accessories, services, and training to support customers' alcohol testing programs.  In 2006, Lifeloc also commenced the selective marketing of its proprietary designs and componentry on an OEM basis.  In 2009 we released LifeGuard, a personal breath tester that incorporates the fuel-cell based technology employed in the FC series.  Lifeloc constantly enhances and upgrades its products in order to maintain a competitive advantage in its marketplace.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents.   For purposes of reporting cash flows, we consider all cash and highly liquid investments with an original maturity of three months or less to be cash equivalents.  There were no cash equivalents as of December 31, 2010 and 2009.

Fair Value of Financial Instruments.   Our financial instruments consist of cash and cash equivalents, short-term trade receivables and payables, and notes payable.  The carrying values of cash and cash equivalents, short-term receivables and payables, and notes payable approximate their fair value due to their short term maturities.

Concentration of Credit Risk.   Financial instruments with significant credit risk include cash and accounts receivable.

The amount of cash on deposit with one financial institution exceeded the $250,000 federally insured limit at December 31, 2010 by $510,177.  However, we believe that the financial institution is financially sound and the risk of loss is minimal.

We have no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. We maintain the majority of our cash balances with two financial institutions in the form of demand deposits.

Accounts receivable are typically unsecured and are derived from transactions with and from entities primarily located in the United States, as we require pre-payment or letters of credit for international orders.  Accordingly, we may be exposed to credit risks generally associated with the alcohol monitoring industry.  Our credit policy calls for payment in accordance with prevailing industry standards, generally 30 days.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  A summary of the activity in our allowance for doubtful accounts is as follows:

Years Ended December 31	2010	2009
Balance, beginning of year	$4,100	$3,083
Provision for estimated losses	7,236	2,808
Write-off of uncollectible accounts	(5,436)	(1,791)
Balance, end of year	$5,900	$4,100

The net accounts receivable balance at December 31, 2010 of  $393,118 included an account from one customer of $106,958 (27%), and no more than 7% from any one other customer. The net accounts receivable balance at December 31, 2009 of $329,701 included no more than 15% from any one customer.

Inventories.   Inventories are stated at the lower of cost (first-in, first-out basis) or market. We reduce inventory for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.  At December 31, 2010 and 2009, inventory consisted of the following:

	2010	2009
Raw materials & deposits	$342,101	$216,380
Work-in process	189,235	152,823
Finished goods	425,127	418,143
Total gross inventories	956,463	787,346
Less reserve for obsolescence	(20,000)	(20,298)
Total net inventories	$936,463	$767,048

A summary of the activity in our inventory reserve for obsolescence is as follows:

Years Ended December 31	2010	2009
Balance, beginning of year	$20,298	$21,747
Provision for estimated obsolescence	40,672	22,532
Write-off of obsolete inventory	(40,970)	(23,981)
Balance, end of year	$20,000	$20,298

Property and Equipment. Property and equipment are stated at cost, with depreciation computed over the estimated useful lives of the assets, generally three to five years. We utilize the double-declining method of depreciation for property and equipment due to the expected usage of the property and equipment over time. This method is expected to continue throughout the life of the equipment.  Maintenance and repairs are expensed as incurred and major additions, replacements and improvements are capitalized. Depreciation expense for the years ended December 31, 2010 and 2009 was $63,574 and $63,002 respectively.

Long-Lived Assets.   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A long-lived asset is considered impaired when estimated future cash flows related to the asset, undiscounted and without interest, are insufficient to recover the carrying amount of the asset. If deemed impaired, the long-lived asset is reduced to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less cost to sell.  No impairments were recorded for the years ended December 31, 2010 and 2009.

Technology License.  In 2010 we entered into a technology license agreement with an unrelated third-party manufacturer, pursuant to which we acquired a perpetual-term license to technology that will allow us to manufacture our own fuel cells.  We have made three equal lump-sum payments, based on achievement of milestones related to our establishment of successful production facilities.  The total, $120,000, will be amortized over three years commencing in 2011, using the straight line method.  We are required to make varying royalty payments based on the year in which the units are sold and the number sold.  The agreement may be terminated for cause and other events, including the payment by us after 3 years of an amount equal to 3 times the preceding year’s royalties.

Patents.   The costs of applying for patents are capitalized and amortized on a straight-line basis over the lesser of the patent’s economic or legal life (20 years in the United States, except design patents which are 14 years).  Amortization expense for the years ended December 31, 2010 and 2009 was $3,064 and $1,296 respectively.  Capitalized costs are expensed if patents are not granted.  We review the carrying value of our patents periodically to determine whether the patents have continuing value and such reviews could result in the conclusion that the recorded amounts have been impaired.  A summary of our patents at December 31, 2010 and 2009 is as follows:

	2010	2009
Patents issued	$22,775	$22,775
Patent applications	-	-
Accumulated amortization	(8,424)	(5,360)
Total net patents	$14,351	$17,415

Accrued Expenses.  We have accrued various expenses in our December 31 balance sheets, as follows:

	2010	2009
Compensation	$158,353	$102,281
Rebates	67,627	19,725
401(k) plan	21,158	13,451
Property and other taxes	12,399	13,526
Interest	-	12,233
Lease normalization	4,130	-
Total accrued expenses	$263,667	$161,216

Product Warranty Reserve.  We provide for the estimated cost of product warranties at the time sales are recognized.  While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is based upon historical experience and will be affected by product failure rates and material usage incurred in correcting a product failure. Should actual product failure rates or material usage costs differ from our estimates, revisions to the estimated warranty liability would be required.  A summary of the activity in our product warranty reserve is as follows:

Years Ended December 31	2010	2009
Balance, beginning of year	$12,000	$12,000
Provision for estimated warranty claims	17,090	14,715
Claims made	(14,090)	(14,715)
Balance, end of year	$15,000	$12,000

Income Taxes.  We account for income taxes under the provisions of Accounting Standards Codification Topic 740, “Accounting for Income Taxes” (“ASC 740”). ASC 740 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities. ASC 740 also requires recognition of deferred tax assets for the expected future tax effects of all deductible temporary differences, loss carryforwards and tax credit carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized.

We adopted the provisions of ASC 740-10 (previously Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes), on January 1, 2008.  The implementation of this standard had no impact on our financial statements.  As of both the date of adoption, and as of December 31, 2010 and 2009, the unrecognized tax benefit accrual was zero.

Revenue Recognition.   Revenue from product sales is recorded when we ship the product and title has passed to the customer, provided that we have evidence of a customer arrangement and can conclude that collection is probable.  The prices at which we sell our products are fixed and determinable at the time we accept a customer's order, and revenue is recognized at the time the order is shipped.  We recognize revenue from sales to stocking distributors when there is no right of return, other than for normal warranty claims, and generally have no ongoing obligations related to product sales, except for normal warranty.

Service and extended warranty contracts are booked as sales over their life on a straight-line basis. Supplies are recognized as sales when they are shipped.  Training revenues are recognized at the time the training occurs.  On occasion we arrange for customer financing and leasing through unrelated third parties.  We recognize as revenue a fee from this arrangement at the time of the transaction.  Occasionally, we rent used breathalyzers to customers, and in those cases, we recognize the revenues as they are collected.

Our shipping policy is FOB shipping point.  We recognize revenue from sales to stocking distributors when there is no right of return, other than for normal warranty claims. We have no ongoing obligations related to product sales, except for normal warranty.

Deferred Revenue.  Deferred revenues only arise from service contracts and from extended warranty contracts.  Those revenues are recognized on a straight-line basis over the life of the contract, which generally are written for one year.  However, there are occasions when they are written for two and sometimes three years.  In those cases, the revenues from that portion of the contract that extend beyond one year are shown in our balance sheet as long term.

Distributor Agreements.  The material provisions of our standard distribution agreement are as follows: The distributor agrees to represent Lifeloc to the exclusion of directly competitive products unless Lifeloc has been notified and expressly agreed to such representation of competitive products. To effect this representation, the distributor agrees to (i) use its best efforts to professionally promote, market, and sell all Lifeloc’s evidential models; (ii) maintain mutually acceptable sales volume reasonably representative of market potential; (iii) qualify for and act as a trainer or instructor for Lifeloc products; (iv) consult with Lifeloc for technical and marketing information as necessary; (v) participate in an annual distributor training and certification renewal meeting and otherwise stay informed of Lifeloc’s products, policies, and applicable alcohol testing regulations and practices; (vi) purchase and maintain current demonstration units for sales and training purposes, which shall consist of one of each model for each sales or training individual on staff; (vii) to the maximum extent possible, ensure end-users are registered for warranty on all Portable Breath Testers sold, and, for purposes of product traceability, maintain serial number records of units sold, and provide to Lifeloc upon request; (viii) actively pursue all equipment and training leads that Lifeloc provides, and work actively and cooperatively with Lifeloc to close sales and conduct training regardless of whether the sale is initiated or consummated by the distributor or Lifeloc; (ix) take responsibility for conducting in-person equipment demonstration and on-site training within its designated service area; and (x) at all times maintain the confidentiality of the company’s proprietary information and integrity of its trademarks and abide by specific quality and use guidelines for trademarks.  Lifeloc agrees to (i) support the sales efforts of the distributor by providing timely shipments, technical advice, training, and communications regarding pricing, product, sales programs, and deliveries; (ii) maintain an active training and certification program designed by Lifeloc for its products; (iii) make available information and materials Lifeloc deems useful for the promotion of its products; (iv) provide warranty and service support for equipment sold; (v) provide timely advance notice of any price increase or product line changes; and (vi) maintain an active lead generation program.  The term of the standard distribution agreement is one year, but can be terminated by either party with or without cause, upon thirty days’ written notice.

Rebates.  Our rebate program is available to all distributors in good standing who are responsible for sales equaling at least $25,000 in one calendar year.  All distributors who meet the required sales threshold automatically earn a rebate, paid in January of the following year, equal to between 3 and 10 percent of that distributor’s total sales of the Company’s products.  We accrue for these rebates monthly, and they are shown in the Company’s balance sheets as accrued expenses.

Rent Expense.  We recognize rent expense on a straight-line basis over the reasonably assured lease term as defined in ASC Topic 840, Leases (“ASC 840”).  In addition, our building lease agreement provides for scheduled rent increases during the lease term.  We include any rent escalations in its determination of straight-line rent expense.

Research and Development Expenses.  We expense research and development costs for products and processes as incurred.

Stock-Based Compensation.  Stock-based compensation is presented in accordance with the guidance of ASC Topic 718, Compensation – Stock Compensation (“ASC 718”).  Under the provisions of ASC 718, companies are required to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of income.

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the accompanying statement of income.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

We had no stock based compensation in 2010 and 2009.

Segment Reporting.   We have concluded that we have one operating segment.

Basic and Diluted Income and Loss per Common Share.  Net income or loss per share is calculated in accordance with ASC Topic 260, Earnings Per Share.  Under the provisions of ASC Topic 260, basic net income or loss per common share is computed by dividing net income or loss for the period by the weighted average number of common shares outstanding for the period.  Diluted net income or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common and potential common shares outstanding during the period if the effect of the potential common shares is dilutive.

Recent Accounting Pronouncements.  In May 2009, the FASB issued ASC 855-10, Subsequent Events.  ASC 855-10 provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature.  ASC 855-10 is effective prospectively for interim and annual periods ending after June 15, 2009.  The adoption of this Statement did not have an impact on our financial position or results of operations.  Effective February 24, 2010, the FASB modified its guidance related to subsequent events and the Company has adopted the change.  This guidance continues to require entities that file or furnish financial statements with the SEC to evaluate subsequent events through the date the financial statements are issued; however, this guidance removed the requirement for these entities to disclose the date through which events have been evaluated.  The adoption of this guidance did not have an effect on the results of operations or financial position of the Company.

We have reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial condition or the results of our operations.

3.  STOCKHOLDERS’ EQUITY

Stock Option Plan.   We adopted our 2002 Stock Option Plan (the “Plan,” as summarized below) to promote our and our stockholders’ interests by helping us to attract, retain and motivate our key employees and associates. Under the terms of the Plan, the Board of Directors may grant either “nonqualified” or “incentive” stock options, as defined by the Internal Revenue Code and related regulations. The purchase price of the shares subject to a stock option will be the fair market value of our common stock on the date the stock option is granted.  Generally, vesting of stock options occurs immediately at the time of the grant of such option and all stock options must be exercised within five years from the date granted. The number of common shares reserved for issuance under the Plan is 375,000 shares of common stock, subject to adjustment for dividend, stock split or other relevant changes in our capitalization.

A summary of our stock option activity and related information for each of the fiscal years ended December 31, 2010 and 2009 is as follows:

STOCK OPTIONS OUTSTANDING
	Number Outstanding	Weighted-Average Exercise Price per Share
BALANCE AT DECEMBER 31, 2008	104,000	$0.40
Granted	-	-
Exercised	-	-
Forfeited/expired	-	-
BALANCE AT DECEMBER 31, 2009	104,000	$0.40
Granted	-	-
Exercised	(104,000)	$0.40
Forfeited/expired	-	-
BALANCE AT DECEMBER 31, 2010	-	-

The following table summarizes information about employee stock options outstanding and exercisable at December 31, 2010:

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price per Share	Number Exercisable	Weighted-Average Exercise Price per Share
$0.40	0	-	-	0	-

Of the 104,000 options exercisable as of December 31, 2009, 15,000 are nonqualified stock options and 89,000 are incentive stock options. The exercise price of all options granted through December 31, 2009 has been equal to or greater than the fair market value, using a composite of peer entities since there were no publicly quoted market values of our common stock on the date of the grant.  As of December 31, 2010, options for 44,000 shares of our common stock remain available for grant under the Plan.

At their annual meeting on May 3, 2010, our stockholders approved a reverse stock split of our no par value common stock.  Every two shares of common stock were combined into one share.  No fractional shares were issued as a result of the reverse stock split.  Instead, each resulting fractional share of common stock was rounded to the nearest whole share.  The reverse stock split reduced the number of shares of common stock outstanding from 4,636,832 to 2,318,416 (which does not give effect to the options exercised on May 1, 2010 as described above).  The total number of authorized shares of common stock continues to be 50,000,000, with no change in the par value per share of $0.  All shares and per share data in the accompanying financial statements reflect the effects of the 1-for-2 reverse stock split that became effective on May 3, 2010.

The stockholders also approved a warrant distribution consisting of 1 warrant for each then outstanding share of common stock, or a total of 2,422,416 warrants.  However, the distribution was subject to  final approval by the board of directors, based on the board's evaluation of the regulatory hurdles involved and the likelihood of successful registration of the warrants and underlying shares of common stock.  As a result of subsequent filings of a registration statement with the Securities and Exchange Commission, the board determined that the regulatory challenges involving these warrants were excessively burdensome and  the warrant distribution was canceled.

4.  NOTES PAYABLE, RELATED PARTY

Notes payable as of December 31, 2009 consist of an unsecured demand note payable to a shareholder with a principal balance of $8,000, and interest accrued thereon at a rate of 10% per annum with a total balance due of $12,233 at December 31, 2009.  The principal balance has been outstanding since 1987 and efforts to locate heirs of the Estate have not been successful.  Based on discussions with legal counsel, the note and accrued interest were contributed as capital to the Company as of January 1, 2010.

5.  COMMITMENTS AND CONTINGENCIES

We currently lease our facilities in Wheat Ridge, Colorado under a lease agreement containing cancellation terms of 180 days written notice on or after April 15, 2015 and upon remittance of any unamortized tenant improvements made by the landlord in excess of $16,000.  The minimum future lease payments by year are as follows:

Fiscal Year	Amount
2011	$102,204
2012	105,270
2013	108,428
2014	111,681
2015	37,592
Total	$465,175

Rent expense for our facilities for the years ended December 31, 2010 and 2009 was $103,544 and $96,039 respectively.

Our obligation with respect to employee severance benefits is minimized by the “at will” nature of the employee relationships.  As of December 31, 2010 we had no obligation with respect to contingent severance benefit obligations.

Aside from the operating lease and credit facility commitments, we do not have any material contractual commitments requiring settlement in the future.

We are subject to regulation by the United States Food and Drug Administration (“FDA”) so far as our LifeGuard product is concerned.  The FDA provides regulations governing the manufacture and sale of our LifeGuard product, and we are subject to inspections by the FDA to determine our compliance with these regulations.  FDA inspections are conducted periodically at the discretion of the FDA.  As of December 31, 2010, we had not been inspected by the FDA; however, we believe we are in substantial compliance with all known regulations.

We are also subject to regulation by the United States Department of Transportation and by various state departments of transportation so far as our other products are concerned.  We believe that we are in substantial compliance with all known regulations.

6.  LINE OF CREDIT

On May 11, 2004, we entered into a credit facility agreement with Citywide Bank.  The terms of the credit facility, which matures on May 11, 2011 include a line of credit for $150,000 at an interest rate calculated at the prime rate plus 1%, or 4.25% at December 31, 2010 and 2009.  Our borrowing under the credit facility is limited to the amount of eligible receivables and inventory at the time of borrowing.  At December 31, 2010 and 2009, we had not borrowed funds from the credit facility and, under our eligible receivables and inventory limit, had $150,000 available to borrow.  The credit facility requires us to meet certain financial covenants, which we met as of December 31, 2010.  The credit facility is secured by cash and deposit accounts, accounts receivable, equipment, inventory and general intangibles.

7.  INCOME TAXES

We account for income taxes under ASC 740, which requires the use of the liability method.  ASC 740 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.  Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Our income tax provision is summarized below:

Years Ended	December 31, 2010	December 31, 2009
Current:
Federal	$180,828	$-
State	30,029	3,287
Total current	210,857	3,287
Deferred:
Federal	473	76,251
State	66	6,536
Total deferred	539	82,787
Total	$211,396	$86,074

During 2010 and 2009, we used our tax loss carryforwards as well as tax credits to reduce our taxable income.  As a result, the provisions for income taxes reflected in the accompanying statements of income for 2010 and 2009 are $211,396 and $86,074 respectively.  We do not have any remaining tax loss carryforwards or tax credits for use in future years; however, we had $3,501 of tax credit carryovers available for use in 2010.

We will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.  Our income tax returns are no longer subject to Federal tax examinations by tax authorities for years before 2007 and state examinations for years before 2006.

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consists of the following:

Years Ended	December 31, 2010	December 31, 2009
Federal statutory rate	$210,185	$92,293
Effect of:
State taxes, net of federal tax benefit	19,863	8,093
Other	(18,652)	(14,312)
Total	$211,396	$86,074

The components of the deferred tax asset are as follows:

Years Ended	December 31, 2010	December 31, 2009
Current Deferred Tax Assets: Credits and net operating loss carryforwards	$-	$-
Deferred service income	31,680	35,661
Reserve provisions and other	16,720	19,408
Total current deferred tax assets	48,400	55,069
Long Term Deferred Tax Assets:
Deferred service income	6,130	-
	$54,530	$55,069

8.  LEGAL PROCEEDINGS

We are not involved in any legal proceeding as of the date of these financial statements.  We may become involved in litigation in the future in the normal course of business.

9.  MAJOR CUSTOMERS/SUPPLIERS

We depend on sales that are generated from our customers’ ongoing usage of alcohol monitoring instruments.    Except for one customer who contributed 16% ($987,635) to our total sales in 2010, no other customer contributed more than 6% ($371,446).  One customer contributed 10.4% to our total sales in 2009 ($445,617).  In making this determination, we considered the federal government, state governments, local governments, and foreign governments each as a single customer.  In 2010, we depended upon two vendors for approximately 20% of our purchases (21% in 2009).

10.  DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

We have adopted a 401(k) Profit Sharing Plan which covers all full-time employees who have completed 3 months of full-time continuous service and are age eighteen or older. Participants may defer up to 100% of their gross pay up to Plan limits.  Participants are immediately vested in their contributions.  We may make discretionary contributions based on corporate financial results for the year, which was determined to be 3% of the total payroll of the participating employees in 2010 and 2009.  In 2010 and 2009 we contributed $21,158 and $19,534 respectively.  The participants vest in Company contributions based on years of service, with a participant fully vested after six years of credited service.

11.  SUBSEQUENT EVENTS

Except for the disclosure that follows, we evaluated subsequent events through the date the financial statements were issued.

On March 8, 2011, our Board of Directors approved the execution of a letter of intent which provides for a loan in the principal amount of $125,000 to Tipping Point, Inc., an unrelated company formed for the purpose of selling breathalyzer tests at the retail level. The loan matures in 3 years; bears interest at 10% per annum (payable monthly); is personally guaranteed by Tipping Point, Inc.’s president; and is collateralized by all assets of Tipping Point, Inc. In addition, the note is convertible at our option upon maturity into equity equaling a 25% ownership interest in Tipping Point.

LIFELOC TECHNOLOGIES, INC.
Condensed Balance Sheets
March 31, 2011 (Unaudited) and December 31, 2010

ASSETS
	March 31,
	2011	December 31,
CURRENT ASSETS:	(Unaudited)	2010
Cash	$1,364,589	$1,461,900
Accounts receivable, net	577,445	393,118
Inventories, net	1,223,293	936,463
Deferred taxes	45,314	48,400
Prepaid expenses and other	47,537	74,644
Total current assets	3,258,178	2,914,525

PROPERTY AND EQUIPMENT, at cost:
Production equipment	216,680	212,880
Office equipment	123,232	105,989
Sales and marketing equipment	134,473	118,400
Purchased software	46,179	36,336
Less accumulated depreciation	(286,432)	(268,933)
Total property and equipment, net	234,132	204,672

OTHER ASSETS:
Technology license, net	113,334	120,000
Patents, net	13,491	14,351
Deferred taxes, long term	5,173	6,130
Deposits	4,242	4,242
Total other assets	136,240	144,723

Total assets	$3,628,550	$3,263,920

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$264,591	$303,528
Customer deposits	387,379	126,503
Accrued expenses	217,727	263,667
Deferred income, current portion	76,110	83,339
Reserve for warranty expense	15,000	15,000
Total current liabilities	960,807	792,037

DEFERRED INCOME, net of current portion	13,613	16,132

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock, no par value; 50,000,000 shares
authorized, 2,422,416 shares outstanding	4,277,497	4,277,497
Accumulated (deficit)	(1,623,367)	(1,821,746)
Total stockholders' equity	2,654,130	2,455,751

Total liabilities and stockholders' equity	$3,628,550	$3,263,920

See accompanying notes.

LIFELOC TECHNOLOGIES, INC.
Condensed Statements of Income (Unaudited)
Three Months Ended March 31, 2011 and 2010

	Three Months Ended March 31,
	2011	2010
SALES	$1,780,310	$1,315,730

COST OF SALES	900,295	650,996

GROSS PROFIT	880,015	664,734

OPERATING EXPENSES:
Research and development	99,555	59,392
Sales and marketing	220,588	194,172
General and administrative	233,500	191,933
Total	553,643	445,497

OPERATING INCOME	326,372	219,237

OTHER INCOME (EXPENSE):
Loss on currency exchange	(27,065)	(14,138)
Interest income	1,861	1,988
Total	(25,204)	(12,150)

NET INCOME BEFORE PROVISION FOR TAXES	301,168	207,087

PROVISION FOR FEDERAL AND STATE INCOME TAXES	(102,789)	(76,842)

NET INCOME	$198,379	$130,245

NET INCOME PER SHARE, BASIC	$0.08	$0.06

NET INCOME PER SHARE, DILUTED	$0.08	$0.06

WEIGHTED AVERAGE SHARES, BASIC	2,422,416	2,318,416

WEIGHTED AVERAGE SHARES, DILUTED	2,462,731	2,358,731

See accompanying notes.

LIFELOC TECHNOLOGIES, INC.
Condensed Statements of Cash Flows (Unaudited)
Three Months Ended March 31, 2011 and 2010

	Three Months Ended March 31,
CASH FLOWS FROM OPERATING ACTIVITIES:	2011	2010
Net income	$198,379	$130,245
Adjustments to reconcile net income to net cash
provided by operating activities-
Depreciation and amortization	25,025	13,096
Changes in operating assets and liabilities-
Accounts receivable	(184,327)	(188,149)
Inventories	(286,830)	8,121
Deferred taxes	4,043	(1,851)
Prepaid expenses and other	27,107	(34,988)
Accounts payable	(38,937)	105,702
Notes payable	-	(8,000)
Customer deposits	260,876	7,350
Accrued expenses	(45,940)	104,340
Deferred income	(9,748)	(2,615)
Net cash provided from (used in)
operating activities	(50,352)	133,251

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(46,959)	(8,995)

NET INCREASE (DECREASE) IN CASH	(97,311)	124,256

CASH, BEGINNING OF PERIOD	1,461,900	1,021,135

CASH, END OF PERIOD	$1,364,589	$1,145,391

See accompanying notes.

LIFELOC TECHNOLOGIES, INC.
Notes to Condensed Financial Statements (Unaudited)
March 31, 2011

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by us, without audit, and reflect normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results of the first quarter of 2011.  These financial statements do not include all disclosures associated with annual  financial statements and, accordingly, should be read in conjunction with footnotes contained in our financial statements for the year ended December 31, 2010 included in this Form 10.  All shares and per share data reflect the 1-for-2 reverse stock split that became effective on May 3, 2010.

Use of Estimates in the Preparation of Financial Statements.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expense during the reporting period.  Actual results could differ from those estimates.

Inventories.   Inventories are stated at the lower of cost (first-in, first-out basis) or market. We reduce inventory for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.  At March 31, 2011 and December 31, 2010, inventory consisted of the following:

	2011	2010
Raw materials & deposits	$597,183	$342,101
Work-in process	159,176	189,235
Finished goods	487,625	425,127
Total gross inventories	1,243,984	956,463
Less reserve for obsolescence	(20,691)	(20,000)
Total net inventories	$1,223,293	$936,463

Income Taxes.  We account for income taxes under the provisions of Accounting Standards Codification Topic 740, “Accounting for Income Taxes” (“ASC 740”). We have determined an estimated annual effective tax rate.  The rate will be revised, if necessary, as of the end of each successive interim period during our fiscal year to our best current estimate.

The estimated annual effective tax rate is applied to the year-to-date ordinary income (or loss) at the end of the interim period.

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Fair Value of Financial Instruments.   Our financial instruments consist of cash and cash equivalents, short-term trade receivables and payables, and notes payable.  The carrying values of cash and cash equivalents, short-term receivables and payables, and notes payable approximate their fair value due to their short term maturities.

Recent Accounting Pronouncements.  We have reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial condition or the results of our operations.

2.  SUBSEQUENT EVENTS

In April 2011, we made a loan in the principal amount of $125,000 to Tipping Point, Inc., an unrelated company formed for the purpose of selling breathalyzer tests at the retail level. The loan matures in 3 years; bears interest at 10% per annum (payable monthly); is personally guaranteed by Tipping Point, Inc.’s president; and is collateralized by all assets of Tipping Point, Inc. In addition, the note is convertible at our option upon maturity into equity equaling a 25% ownership interest in Tipping Point.